UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2016 AND 2015

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of September 30, 2016 and 2015, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2016 and 2015 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2016 and 2015.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were reviewed by other independent accountants.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$6,263 million and NT$3,460 million, which represented 1.67% and 1.05% of the total consolidated assets as of September 30, 2016 and 2015, respectively, the related shares of investment income from the associates and joint ventures in the amount of NT$200 million, NT$157 million, NT$272 million and NT$136 million, which represented 10.25%, 11.26%, 7.20% and 1.24% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2016 and 2015, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$(303) million, NT$(722) million, NT$(250) million and NT$(1,107) million, which represented 66.36%, (25.34)%, 69.58% and (17.87)% of the consolidated total comprehensive income for the three-month and nine-month periods ended September 30, 2016 and 2015, respectively, are based solely on the reports of other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standards No. 34, “Interim Financial Reporting” which is endorsed by Financial Supervisory Commission of the Republic of China.

ERNST & YOUNG

Taiwan

Republic of China

October 26, 2016

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2016, December 31, 2015 and September 30, 2015 (September 30, 2016 and 2015 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2016	December 31, 2015	September 30, 2015
Current assets
Cash and cash equivalents	6(1)	$ 55,266,242	$ 53,290,433	$ 52,142,742
Financial assets at fair value through profit or loss, current	6(2), 12(7)	750,848	664,918	843,925
Notes receivable		4,728	58,588	72,036
Accounts receivable, net	6(3)	22,302,289	19,059,774	19,452,028
Accounts receivable-related parties, net	7	58,539	213,460	231,367
Other receivables		942,464	632,885	704,096
Current tax assets		53,089	24,335	46,619
Inventories, net	6(4)	17,166,603	17,641,385	16,560,257
Prepayments		9,735,537	2,164,296	2,189,152
Other current assets		689,384	1,066,447	2,790,199
Total current assets		106,969,723	94,816,521	95,032,421

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 12(7)	211,458	81,933	82,175
Available-for-sale financial assets, noncurrent	6(5), 7, 12(7)	23,138,261	23,800,686	19,714,589
Financial assets measured at cost, noncurrent	6(6)	2,774,368	3,888,309	3,930,763
Investments accounted for under the equity method	6(7)	11,675,338	12,379,859	10,224,399
Property, plant and equipment	6(8), 8	215,414,139	186,433,395	183,891,275
Intangible assets	6(9), 7	4,245,239	4,504,088	4,549,283
Deferred tax assets	6(23)	3,810,263	2,294,935	2,075,368
Prepayment for equipment		1,103,449	2,333,981	2,854,262
Refundable deposits	8	2,245,521	2,638,788	2,505,227
Other noncurrent assets-others		3,371,532	4,194,315	4,352,329
Total non-current assets		267,989,568	242,550,289	234,179,670

Total assets		$ 374,959,291	$ 337,366,810	$ 329,212,091

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2016, December 31, 2015 and September 30, 2015 (September 30, 2016 and 2015 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2016	December 31, 2015	September 30, 2015
Current liabilities
Short-term loans	6(10), 8	$ 35,821,080	$ 5,505,049	$ 2,524,597
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	-	999	16,092
Notes and accounts payable		6,742,383	5,954,249	6,336,175
Other payables		11,019,452	12,522,765	11,995,053
Payables on equipment		14,452,431	14,657,626	14,075,957
Current tax liabilities		1,638,809	1,996,006	2,147,335
Current portion of long-term liabilities	6(12), 6(13), 8	11,224,988	6,601,721	6,311,069
Other current liabilities		2,542,561	1,007,103	1,063,819
Total current liabilities		83,441,704	48,245,518	44,470,097

Non-current liabilities
Bonds payable	6(12)	34,395,145	41,636,670	41,551,680
Long-term loans	6(13), 8	5,289,840	5,887,737	6,235,208
Deferred tax liabilities	6(23)	1,790,896	1,674,432	1,702,655
Net defined benefit liabilities, noncurrent		3,892,696	3,890,801	3,841,279
Guarantee deposits		487,358	509,708	512,043
Other noncurrent liabilities-others	6(15), 9(5)	26,662,770	6,704,541	6,900,987
Total non-current liabilities		72,518,705	60,303,889	60,743,852

Total liabilities		155,960,409	108,549,407	105,213,949

Equity attributable to the parent company
Capital	6(16), 6(17)
Common stock		126,243,187	127,581,329	127,581,329
Additional paid-in capital	6(12), 6(16), 6(17)
Premiums		36,862,383	37,253,121	37,253,121
Treasury stock transactions		1,744,988	1,509,386	1,506,871
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		707,386	705,819	705,819
Recognize changes in subsidiaries’ ownership		7,946	-	12,398
Share of changes in net assets of associates and joint ventures accounted for using equity method		110,079	109,365	119,560
Employee stock options		-	-	2,722
Stock options		1,572,121	1,572,121	1,572,121
Other		-	501,757	572,873
Retained earnings	6(16)
Legal reserve		9,070,841	7,725,978	7,725,978
Unappropriated earnings		38,801,856	42,981,664	39,959,021
Other components of equity
Exchange differences on translation of foreign operations		(1,618,288)	1,978,583	2,435,184
Unrealized gains or losses on available-for-sale financial assets		8,607,212	8,696,821	6,404,354
Treasury stock	6(16)	(4,719,037)	(3,825,606)	(3,830,201)
Total equity attributable to the parent company		217,390,674	226,790,338	222,021,150

Non-controlling interests	6(16)	1,608,208	2,027,065	1,976,992
Total equity		218,998,882	228,817,403	223,998,142

Total liabilities and equity		$ 374,959,291	$ 337,366,810	$ 329,212,091

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2016	2015	2016	2015
Operating revenues	6(18), 7, 14
Sales revenues		$ 37,708,960	$ 35,071,877	$ 107,802,094	$ 109,588,219
Less: Sales returns and discounts		(739,815)	(676,625)	(2,007,528)	(1,759,157)
Net sales		36,969,145	34,395,252	105,794,566	107,829,062
Other operating revenues		1,194,444	924,589	3,769,619	3,151,977
Net operating revenues		38,163,589	35,319,841	109,564,185	110,981,039
Operating costs	6(4), 6(14), 6(17) 6(19), 14
Costs of goods sold		(29,034,741)	(27,476,876)	(85,791,036)	(83,724,642)
Other operating costs		(827,411)	(932,362)	(2,152,777)	(2,467,203)
Operating costs		(29,862,152)	(28,409,238)	(87,943,813)	(86,191,845)
Gross profit		8,301,437	6,910,603	21,620,372	24,789,194
Operating expenses	6(14), 6(17), 6(19), 7, 14
Sales and marketing expenses		(1,206,412)	(1,045,184)	(3,307,430)	(3,019,540)
General and administrative expenses		(1,769,225)	(942,344)	(4,280,174)	(2,813,869)
Research and development expenses		(3,397,032)	(3,138,555)	(9,708,121)	(9,070,242)
Subtotal		(6,372,669)	(5,126,083)	(17,295,725)	(14,903,651)
Net other operating income and expenses	6(8), 6(20)	(443,784)	(803,758)	(407,206)	(929,678)
Operating income		1,484,984	980,762	3,917,441	8,955,865
Non-operating income and expenses
Other income	6(21)	534,447	678,772	830,540	955,099
Other gains and losses	6(21), 6(25), 7, 14	432,268	(443,836)	970,090	1,144,922
Finance costs	6(8), 6(21)	(395,887)	(136,414)	(839,109)	(408,957)
Share of profit or loss of associates and joint ventures	6(7), 14	232,841	(158,707)	(92,905)	(125,438)
Exchange gain, net	12	-	470,614	-	404,206
Exchange loss, net	12	(338,011)	-	(1,005,911)	-
Subtotal		465,658	410,429	(137,295)	1,969,832
Income from continuing operations before income tax		1,950,642	1,391,191	3,780,146	10,925,697
Income tax expense	6(23), 14	(194,443)	(84,146)	(365,915)	(1,161,140)
Net income		1,756,199	1,307,045	3,414,231	9,764,557
Other comprehensive income (loss)	6(22)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(2,126,763)	5,274,196	(3,527,773)	3,232,600
Unrealized gain (loss) on available-for-sale financial assets		290,556	(3,100,717)	235,032	(5,762,821)
Share of other comprehensive income (loss) of associates and joint ventures	6(7)	(403,354)	(585,988)	(429,684)	(1,003,569)
Income tax related to items that may be reclassified subsequently to profit or loss	6(23)	25,982	(44,727)	(51,220)	(36,469)
Total other comprehensive income (loss), net of tax		(2,213,579)	1,542,764	(3,773,645)	(3,570,259)
Total comprehensive income (loss)		$ (457,380)	$ 2,849,809	$ (359,414)	$ 6,194,298

Net income attributable to:
Stockholders of the parent		$ 2,974,770	$ 1,708,479	$ 5,767,672	$ 10,288,764
Non-controlling interests		(1,218,571)	(401,434)	(2,353,441)	(524,207)
		$ 1,756,199	$ 1,307,045	$ 3,414,231	$ 9,764,557

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 802,409	$ 3,214,531	$ 2,081,192	$ 6,755,590
Non-controlling interests		(1,259,789)	(364,722)	(2,440,606)	(561,292)
		$ (457,380)	$ 2,849,809	$ (359,414)	$ 6,194,298

Earnings per share (NTD)	6(24)
Earnings per share-basic		$ 0.24	$ 0.14	$ 0.47	$ 0.82
Earnings per share-diluted		$ 0.23	$ 0.13	$ 0.44	$ 0.79

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings		Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2015	6(16)	$ 127,252,078	$ 50,970	$ 39,447,879	$ 6,511,844	$ 37,827,179	$ (899,979)	$ 13,272,691	$ (2,303,609)	$ 221,159,053	$ 3,849,798	$ 225,008,851
Appropriation and distribution of 2014 retained earnings	6(16)
Legal reserve		-	-	-	1,214,134	(1,214,134)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(6,939,322)	-	-	-	(6,939,322)	-	(6,939,322)
Net income for the nine-month ended September 30, 2015	6(16)	-	-	-	-	10,288,764	-	-	-	10,288,764	(524,207)	9,764,557
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2015	6(16), 6(22)	-	-	-	-	-	3,335,163	(6,868,337)	-	(3,533,174)	(37,085)	(3,570,259)
Total comprehensive income (loss)		-	-	-	-	10,288,764	3,335,163	(6,868,337)	-	6,755,590	(561,292)	6,194,298
Share-based payment transaction	6(16), 6(17)	329,251	(50,970)	254,896	-	-	-	-	676,850	1,210,027	-	1,210,027
Embedded conversion options derived from convertible bonds	6(12)	-	-	1,572,121	-	-	-	-	-	1,572,121	-	1,572,121
Treasury stock acquired	6(16)	-	-	-	-	-	-	-	(2,203,442)	(2,203,442)	-	(2,203,442)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	28,321	-	-	-	-	-	28,321	-	28,321
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(16)	-	-	357,477	-	-	-	-	-	357,477	(1,377,306)	(1,019,829)
Changes in subsidiaries' ownership	6(16)	-	-	12,314	-	(3,466)	-	-	-	8,848	166,192	175,040
Adjustments for dividends subsidiaries received from parent company		-	-	8,838	-	-	-	-	-	8,838	-	8,838
Decrease in non-controlling interests	6(16)	-	-	-	-	-	-	-	-	-	(100,400)	(100,400)
Others		-	-	63,639	-	-	-	-	-	63,639	-	63,639
Balance as of September 30, 2015	6(16)	$ 127,581,329	$ -	$ 41,745,485	$ 7,725,978	$ 39,959,021	$ 2,435,184	$ 6,404,354	$ (3,830,201)	$ 222,021,150	$ 1,976,992	$ 223,998,142

Balance as of January 1, 2016	6(16)	$ 127,581,329	$ -	$ 41,651,569	$ 7,725,978	$ 42,981,664	$ 1,978,583	$ 8,696,821	$ (3,825,606)	$ 226,790,338	$ 2,027,065	$ 228,817,403
Appropriation and distribution of 2015 retained earnings	6(16)
Legal reserve		-	-	-	1,344,863	(1,344,863)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(6,906,973)	-	-	-	(6,906,973)	-	(6,906,973)
Net income for the nine-month ended September 30, 2016	6(16)	-	-	-	-	5,767,672	-	-	-	5,767,672	(2,353,441)	3,414,231
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2016	6(16), 6(22)	-	-	-	-	-	(3,596,871)	(89,609)	-	(3,686,480)	(87,165)	(3,773,645)
Total comprehensive income (loss)		-	-	-	-	5,767,672	(3,596,871)	(89,609)	-	2,081,192	(2,440,606)	(359,414)
Treasury stock acquired	6(16)	-	-	-	-	-	-	-	(2,395,793)	(2,395,793)	-	(2,395,793)
Treasury stock cancelled	6(16)	(1,338,142)	-	(164,220)	-	-	-	-	1,502,362	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	714	-	-	-	-	-	714	-	714
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(16)	-	-	1,567	-	-	-	-	-	1,567	(6,595)	(5,028)
Changes in subsidiaries' ownership	6(16)	-	-	7,946	-	(7,027)	-	-	-	919	2,028,344	2,029,263
Adjustments for dividends subsidiaries received from parent company		-	-	9,084	-	-	-	-	-	9,084	-	9,084
Others		-	-	(501,757)	-	(1,688,617)	-	-	-	(2,190,374)	-	(2,190,374)
Balance as of September 30, 2016	6(16)	$ 126,243,187	$ -	$ 41,004,903	$ 9,070,841	$ 38,801,856	$ (1,618,288)	$ 8,607,212	$ (4,719,037)	$ 217,390,674	$ 1,608,208	$ 218,998,882

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2016	2015
Cash flows from operating activities:
Net income before tax	$ 3,780,146	$ 10,925,697
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	36,911,721	32,126,194
Amortization	1,695,440	1,407,684
Bad debt expenses (reversal)	125	(186,409)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(255,781)	155,452
Interest expense	763,696	364,522
Interest income	(226,342)	(268,900)
Dividend income	(604,198)	(686,199)
Share-based payment	-	1,245
Share of loss of associates and joint ventures	92,905	125,438
Gain on disposal of property, plant and equipment	(65,913)	(95,844)
Gain on disposal of non-current assets held for sale	-	(41,203)
Gain on disposal of investments	(1,074,398)	(2,120,332)
Impairment loss on financial assets	552,759	1,223,025
Impairment loss on non-financial assets	455,076	1,021,010
Exchange loss (gain) on financial assets and liabilities	194,886	(133,932)
Amortization of deferred income	(22,916)	(26,539)
Income and expense adjustments	38,417,060	32,865,212
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	86,825	(261,488)
Notes receivable and accounts receivable	(3,270,848)	3,030,937
Other receivables	(107,457)	(112,219)
Inventories	260,985	(814,856)
Prepayments	(8,378,756)	(481,892)
Other current assets	438,330	452,901
Notes and accounts payable	885,109	(128,981)
Other payables	(702,657)	402,691
Other current liabilities	1,405,485	(147,828)
Net defined benefit liabilities	1,895	15,789
Other noncurrent liabilities-others	(80,455)	281,315
Cash generated from operations	32,735,662	46,027,278
Interest received	234,923	259,522
Dividend received	728,103	909,352
Interest paid	(618,642)	(590,309)
Income tax paid	(2,175,920)	(2,245,027)
Net cash provided by operating activities	30,904,126	44,360,816

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2016	2015
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (230,037)	$ (136,146)
Proceeds from disposal of financial assets at fair value through profit or loss	167,580	-
Acquisition of available-for-sale financial assets	(199,102)	(2,796,625)
Proceeds from disposal of available-for-sale financial assets	2,044,043	1,373,147
Acquisition of financial assets measured at cost	(81,974)	(95,063)
Proceeds from disposal of financial assets measured at cost	523,605	-
Acquisition of investments accounted for under the equity method	-	(110,544)
Proceeds from capital reduction and liquidation of investments	136,847	303,719
Acquisition of subsidiaries (net of cash acquired)	-	414,958
Disposal of subsidiaries	-	(834,955)
Acquisition of property, plant and equipment	(69,655,661)	(47,153,743)
Proceeds from disposal of property, plant and equipment	70,594	146,663
Proceeds from disposal of non-current assets held for sale	-	641,866
Increase in refundable deposits	(809,532)	(1,501,607)
Decrease in refundable deposits	1,089,142	158,083
Acquisition of intangible assets	(1,238,294)	(922,844)
Cash inflow from combination	-	1,583
Government grants related to assets acquisition	5,914,521	253,641
Increase in other noncurrent assets-others	(120,279)	(1,478,290)
Decrease in other noncurrent assets-others	623,725	318,532
Net cash used in investing activities	(61,764,822)	(51,417,625)
Cash flows from financing activities:
Increase in short-term loans	37,721,544	10,551,420
Decrease in short-term loans	(6,342,759)	(13,429,862)
Proceeds from bonds issued	-	18,424,800
Bonds issuance costs	-	(83,880)
Proceeds from long-term loans	2,000,000	3,834,460
Repayments of long-term loans	(5,474,987)	(4,162,275)
Increase in guarantee deposits	3,444	47,348
Decrease in guarantee deposits	(4,274)	(6,764)
Increase in other financial liabilities	15,979,088	6,107,635
Cash dividends	(6,906,726)	(6,939,016)
Exercise of employee stock options	-	289,413
Treasury stock acquired	(2,395,793)	(2,203,442)
Treasury stock sold to employees	-	677,017
Acquisition of subsidiaries	(5,028)	(935,089)
Changes in non-controlling interests	182	(15,343)
Net cash provided by financing activities	34,574,691	12,156,422
Effect of exchange rate changes on cash and cash equivalents	(1,738,186)	830,706
Net increase in cash and cash equivalents	1,975,809	5,930,319
Cash and cash equivalents at beginning of period	53,290,433	46,212,423
Cash and cash equivalents at end of period	$ 55,266,242	$ 52,142,742

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 26, 2016.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

a.  Standards issued by International Accounting Standards Board (IASB) and endorsed by Financial Supervisory Commission (FSC) but not yet applicable are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 36	Impairment of Assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014
IFRS 13	Fair Value Measurement	-
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
Improvements to International Financial Reporting Standards (2011-2013 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	-
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
Improvements to International Financial Reporting Standards (2012 - 2014 cycle)
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2016
IFRS 7	Financial Instruments: Disclosures	January 1, 2016
IAS 19	Employee Benefits	January 1, 2016
IAS 34	Interim Financial Reporting	January 1, 2016
IAS 1	Disclosure Initiative	January 1, 2016
IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(1)   IAS 36 “Impairment of Assets” (Amendment)

       This amendment relates to the amendment issued in May 2011 and requires entities to disclose the recoverable amount of an asset (including goodwill) or a cash-generating unit (CGU) when an impairment loss has been recognized or reversed during the period.  The amendment also requires detailed disclosure of how the fair value less costs of disposal has been determined when an impairment loss has been recognized or reversed, including valuation techniques used, level of fair value hierarchy of assets and key assumptions used in the measurements.  The amendment is effective for annual periods beginning on or after January 1, 2014.

(2)   IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain).  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(3)   IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment) - Novation of Derivatives and Continuation of Hedge Accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met.  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(4)   IFRS 8 “Operating Segments”

The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments.  The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the Chief Operating Decision Maker (CODM).  The amendment is effective for annual periods beginning on or after July 1, 2014.

(5)   IFRS 13 “Fair Value Measurement”

The amendment to the Basis for Conclusions of IFRS 13 “Fair Value Measurement” (IFRS 13) clarifies that when deleting paragraph B5.4.12 of IFRS 9 “Financial Instruments” (IFRS 9) and paragraph AG79 of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) as consequential amendments from IFRS 13, the IASB did not intend to change the measurement requirements for short-term receivables and payables.

(6)   IAS 24 “Related Party Disclosures”

The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.  The amendment is effective for annual periods beginning on or after July 1, 2014.

(7)   IFRS 13 “Fair Value Measurement”

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis.  The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 or IFRS 9, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 “Financial Instruments: Presentation”.  The amendment is effective for annual periods beginning on or after July 1, 2014.

(8)   IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (Amendment)

The amendments require that the relevant principles on business combinations accounting in IFRS 3 “Business Combinations” (IFRS 3) and other standards should be applied in accounting for the acquisition of an interest in a joint operation in which the activity constitutes a business.  The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted.

(9)   IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (Amendment)

The amendment to IAS 16 “Property, Plant and Equipment” clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate.  The amendment to IAS 38 “Intangible Assets” establishes a rebuttable presumption that amortization of an intangible asset based on revenue generated by using the asset is inappropriate.  The presumption may only be rebutted in certain limited circumstances where the intangible asset is expressed as a measure of revenue; or where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.  The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted.

(10) IAS 1 “Presentation of Financial Statements” - “Disclosure Initiative” (Amendment)

       The amendments (1) clarify that an entity must not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.  The amendments reemphasize that, when a standard requires a specific disclosure, the information must be assessed to determine whether it is material and, consequently, whether presentation or disclosure of that information is warranted, (2) clarify that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated, and how an entity shall present additional subtotals, (3) clarify that entities have flexibility as to the order in which they present the notes to financial statements, but also emphasize that understandability and comparability should be considered by an entity when deciding on that order, (4) removing the examples of the income taxes accounting policy and the foreign currency accounting policy, as these were considered unhelpful in illustrating what significant accounting policies could be, and (5) clarify that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, classified between those items that will or will not be subsequently reclassified to profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2016.

The aforementioned standards and interpretations issued by IASB and recognized by FSC so that they are applicable for annual periods beginning on or after January 1, 2017.  The Company has evaluated the impact of the aforementioned standards and interpretations listed (1) ~ (10) to the Company’s financial position and performance, and determined that there is no material impact.

b.  Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	-
IFRS 16	Leases	January 1, 2019
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IAS 7	Disclosure Initiative	January 1, 2017
IFRS 2	Share-based Payment	January 1, 2018
IFRS 4	Financial Instruments with Insurance Contracts	January 1, 2018

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(11) IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers” (IFRS 15)

The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.  Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates.  The amendment in 2016 clarifies how to identify a performance obligation in a contract, determine whether an entity is a principal or an agent, and determine whether the revenue from granting a license should be recognized at a point in time or over time.  The standard will apply to annual periods beginning on or after January 1, 2018, and early adoption is permitted.

(12) IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 and all previous versions of IFRS 9.  The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore, there is requirement that “own credit risk” adjustments are not recognized in profit or loss, (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition, and (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard is effective for annual periods beginning on or after January 1, 2018.

(13) IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures.  IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been postponed indefinitely, but early adoption is allowed.

(14) IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.  The Standard is effective for annual periods beginning on or after January 1, 2019.

(15) IAS 12 “Income Taxes” - Recognition of Deferred Tax Assets for Unrealized Losses

The amendment clarifies how to account for deferred tax assets for unrealized losses.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(16) “Disclosure Initiative” - Amendment to IAS 7 “Statement of Cash Flows”

The amendment relates to changes in liabilities arising from financing activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(17) IFRS 2 “Share-based payment” (Amendment)

The amendment clarifying that (1) vesting conditions (service and non-market performance conditions), upon which satisfaction of a cash-settled share-based payment transaction is conditional, are not taken into account when estimating the fair value of the cash-settled share-based payment at the measurement date.  Instead, these are taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction, (2) if tax laws or regulations require the employer to withhold a certain amount in order to meet the employee’s tax obligation associated with the share-based payment, such transactions will be classified in their entirety as equity-settled share-based payment transactions if they would have been so classified in the absence of the net share settlement feature, and (3) that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification.  The equity-settled share-based payment transaction is measured by reference to the fair value of the equity instruments granted at the modification date and is recognized in equity, on the modification date, to the extent to which goods or services have been received.  The liability for the cash-settled share-based payment transaction as at the modification date is derecognized on that date.  Any difference between the carrying amount of the liability derecognized and the amount recognized in equity on the modification date is recognized immediately in profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2018.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (11) ~ (17) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC (2013 edition of TIFRSs (TIFRSs)), and IAS 34 “Interim Financial Reporting”.

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2015.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2015.

b.  The consolidated entities are as follows:

As of September 30, 2016, December 31, 2015 and September 30, 2015

			Percentage of ownership (%) as of
Investor	Subsidiary	Business nature	September 30, 2016	December 31, 2015	September 30, 2015
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00

			Percentage of ownership (%) as of
Investor	Subsidiary	Business nature	September 30, 2016	December 31, 2015	September 30, 2015
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	-	-
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	91.08	91.06	91.06
UMC, FORTUNE and UNITRUTH INVESTMENT CORP. (UNITRUTH)	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	78.47	78.47
UMC, FORTUNE, UNITRUTH and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	67.54	67.54	58.27
FORTUNE	UNITRUTH	Investment holding	100.00	100.00	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
FORTUNE	UNITRUTH	Investment holding	100.00	100.00	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00

			Percentage of ownership (%) as of
Investor	Subsidiary	Business nature	September 30, 2016	December 31, 2015	September 30, 2015
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	-	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	82.76	82.76	82.76
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH- HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00

			Percentage of ownership (%) as of
Investor	Subsidiary	Business nature	September 30, 2016	December 31, 2015	September 30, 2015
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	-	-
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	-	-
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	29.41	33.33	33.33

Note A:  As described in Note 9(5), the Company control USC’s Board of Directors.

(4)   The same accounting policies have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2016 as those applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2016 and the year ended December 31, 2015.  For the summary of other significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the six-month period ended June 30, 2016 and for year ended December 31, 2015.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2016 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2015.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2015.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Cash on hand	$3,868	$3,943	$3,865
Checking and savings accounts	23,454,069	14,464,203	16,298,570
Time deposits	22,645,586	33,962,629	33,029,397
Repurchase agreements collateralized by government and corporate bonds	9,162,719	4,859,658	2,810,910
Total	$55,266,242	$53,290,433	$52,142,742

(2)   Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Designated financial assets at fair value through profit or loss
Convertible bonds	$317,461	$295,708	$304,969

Financial assets held for trading
Listed stocks	431,144	258,055	235,269
Corporate bonds	190,058	192,080	383,602
Forward exchange contracts	23,643	1,008	2,260
Subtotal	644,845	451,143	621,131
Total	$962,306	$746,851	$926,100

Current	$750,848	$664,918	$843,925
Noncurrent	211,458	81,933	82,175
Total	$962,306	$746,851	$926,100

(3)   Accounts Receivable, Net

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Accounts receivable	$23,812,144	$20,253,481	$20,677,400
Less: allowance for sales returns and discounts	(1,421,404)	(1,103,139)	(1,132,837)
Less: allowance for doubtful accounts	(88,451)	(90,568)	(92,535)
Net	$22,302,289	$19,059,774	$19,452,028

Aging analysis of account receivables, net:

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Neither past due nor impaired	$18,846,889	$15,643,254	$16,757,515
Past due but not impaired:
≤ 30 days	2,161,734	2,497,133	2,299,159
31 to 60 days	742,985	652,241	319,556
61 to 90 days	499,622	213,367	31,466
91 to 120 days	23,046	38,597	15,570
> 120 days	28,013	15,182	28,762
Subtotal	3,455,400	3,416,520	2,694,513
Total	$22,302,289	$19,059,774	$19,452,028

Movement on allowance for individually evaluated doubtful accounts:

	For the nine-month periods ended September 30,
	2016	2015
Beginning balance	$90,568	$272,324
Net charge for the period	(2,117)	(179,789)
Ending balance	$88,451	$92,535

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

The impairment losses assessed individually as of September 30, 2016 and 2015 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivables.

(4)   Inventories, Net

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Raw materials	$2,282,485	$2,522,906	$2,615,709
Supplies and spare parts	2,619,038	2,044,550	2,023,092
Work in process	11,462,580	11,025,222	10,079,947
Finished goods	802,500	2,048,707	1,841,509
Total	$17,166,603	$17,641,385	$16,560,257

a.       For the three-month periods ended September 30, 2016 and 2015, the Company recognized NT$29,035 million and NT$27,477 million, respectively, in operating cost, of which NT$195 million and NT$357 million were related to write-down of inventories.  For the nine-month periods ended September 30, 2016 and 2015, the Company recognized NT$85,791 million and NT$83,725 million, respectively, in operating cost, of which NT$1,385 million and NT$1,040 million were related to write-down of inventories.

b.      On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan and caused financial related losses to UMC.  UMC insured for losses endured due to the earthquake.  As of September 30, 2016, UMC recognized losses including loss from scrapped inventory of NT$1,143 million and production line recovery expenses of NT$667 million.  Furthermore, UMC received compensation from insurance claims of NT$1,065 million.  UMC is still in the process of negotiating for insurance claims with the insurance companies.

c.       None of the aforementioned inventories were pledged.

(5)   Available-For-Sale Financial Assets, Non-Current

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Common stocks	$20,876,112	$21,586,850	$18,404,308
Preferred stocks	1,182,297	1,166,256	1,005,822
Depositary receipts	219,139	196,560	198,468
Funds	860,713	851,020	105,991
Total	$23,138,261	$23,800,686	$19,714,589

(6)   Financial Assets Measured at Cost, Non-Current

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Common stocks	$554,844	$598,295	$600,829
Preferred stocks	2,117,660	3,160,427	3,186,850
Funds	101,864	129,587	143,084
Total	$2,774,368	$3,888,309	$3,930,763

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)   Investments Accounted For Under the Equity Method

a.   Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2016		December 31, 2015		September 30, 2015
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,688,003	13.94	$1,794,581	13.94	$1,835,866	13.94

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	622,967	50.00	680,374	50.00	719,472	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	29,113	50.00	32,737	50.00	35,308	50.00
LIST EARN ENTERPRISE INC.	9,868	49.00	10,486	49.00	10,861	49.00
MTIC HOLDINGS PTE. LTD.	77,896	45.44	81,342	45.44	93,562	45.44
YUNG LI INVESTMENTS, INC.	344,638	45.16	321,761	45.16	241,169	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,729,984	45.00	1,967,164	45.00	1,812,335	45.00
WINAICO IMMOBILIEN GMBH (Note B)	213,561	44.78	233,713	44.78	252,105	44.78
UNITECH CAPITAL INC.	547,330	42.00	532,186	42.00	587,268	42.00
HSUN CHIEH INVESTMENT CO., LTD.	3,150,208	36.49	3,177,578	36.49	2,872,847	36.49
YANN YUAN INVESTMENT CO., LTD.	2,334,601	31.94	2,299,914	31.94	-	-
CTC CAPITAL PARTNERS I, L.P.	62,119	31.40	221,607	31.40	156,503	31.40
VSENSE CO., LTD.	87,356	28.63	101,281	28.63	103,393	28.63
UNITED LED CORPORATION HONG KONG LIMITED	355,587	25.14	478,112	25.14	515,568	25.14
ACHIEVE MADE INTERNATIONAL LTD.	101,420	23.32	116,321	23.32	120,863	23.32
CLIENTRON CORP.	231,137	20.28	235,620	20.28	259,740	20.28
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	89,550	10.38	95,082	10.38	105,320	10.38
MOS ART PACK CORP. (MAP) (Note D)	-	-	-	-	238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note E)	-	-	-	-	9,586	55.25
TRANSLINK CAPITAL PARTNERS III, L.P. (Note C)	-	-	-	-	254,260	25.23
Total	$11,675,338		$12,379,859		$10,224,399

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.  As a result, the investment was revalued to fair value and reclassified out of the available-for-sale category as an investment in associate accounted for under the equity method.  Fair value remeasurement that was previously recognized in other comprehensive income was reclassified to profit or loss in the current period.

Note B: SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Note D: On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on December 3, 2015.

Note E:  On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on November 23, 2015.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,688 million, NT$1,795 million and NT$1,836 million, as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively.  The fair value of these investments were NT$1,101 million, NT$1,534 million and NT$1,387 million, as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$200 million, NT$157 million, NT$272 million and NT$136 million for the three-month and nine-month periods ended September 30, 2016 and 2015, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$(303) million, NT$(722) million, NT$(250) million and NT$(1,107) million for the three-month and nine-month periods ended September 30, 2016 and 2015, respectively.  The balances of investments accounted for under the equity method were NT$6,263 million, NT$4,142 million and NT$3,460 million as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.   Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2016 and 2015 were NT$(86) million, NT$158 million, NT$(131) million and NT$77 million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended September 30,
	2016	2015
Net income (loss)	$240,281	$(164,758)
Other comprehensive income (loss)	(304,824)	(779,681)
Total comprehensive income (loss)	$(64,543)	$(944,439)

	For the nine-month periods ended September 30,
	2016	2015
Net income (loss)	$(57,318)	$(112,709)
Other comprehensive income (loss)	(273,483)	(1,079,581)
Total comprehensive income (loss)	$(330,801)	$(1,192,290)

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method was as follows:

	For the three-month periods ended September 30,
	2016	2015
Net income (loss)	$(7,440)	$6,051
Other comprehensive income (loss)	-	31,464
Total comprehensive income (loss)	$(7,440)	$37,515

	For the nine-month periods ended September 30,
	2016	2015
Net income (loss)	$(35,587)	$(12,729)
Other comprehensive income (loss)	-	-
Total comprehensive income (loss)	$(35,587)	$(12,729)

c.       One of UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of September 30, 2016, December 31, 2015 and September 30, 2015.  Another associate, MEGA MISSION LIMITED PARTNERSHIP, held nil share, 10 million shares and 13 million shares of UMC’s stock as of September 30, 2016, December 31, 2015 and September 30, 2015,respectively.  The other associate, YANN YUAN INVESTMENT CO., LTD., held 165 million shares, nil share and nil share of UMC’s stock as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively.

(8)   Property, Plant and Equipment

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Land	$1,314,402	$1,314,402	$1,314,402
Buildings	16,492,383	17,271,051	12,273,250
Machinery and equipment	130,989,966	124,628,140	120,912,390
Transportation equipment	17,000	17,627	14,001
Furniture and fixtures	1,411,217	1,288,250	861,892
Leasehold improvement	7,695	9,814	10,661
Construction in progress and equipment awaiting inspection	65,181,476	41,904,111	48,504,679
Net	$215,414,139	$186,433,395	$183,891,275

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282
Additions	-	-	-	-	-	-	63,055,192	63,055,192
Disposals	-	-	(3,514,164)	(4,390)	(30,878)	-	-	(3,549,432)
Transfers and reclassifications	-	522,099	43,346,067	3,441	478,946	-	(36,953,283)	7,397,270
Exchange effect	-	(241,414)	(6,762,113)	(704)	(23,899)	(2,521)	(2,818,595)	(9,849,246)
As of September 30, 2016	$1,314,402	$31,677,558	$745,620,858	$72,598	$6,488,315	$67,910	$65,187,425	$850,429,066

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2015	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229
Additions	-	-	-	-	-	-	44,142,393	44,142,393
Acquired in business combination	-	-	123,124	-	31,009	-	210	154,343
Disposals	-	-	(1,988,927)	(1,643)	(39,215)	-	-	(2,029,785)
Transfers and reclassifications	-	33,817	32,623,143	2,926	181,987	728	(28,169,968)	4,672,633
Exchange effect	-	213,265	5,908,870	536	19,984	1,894	151,065	6,295,614
As of September 30, 2015	$1,314,402	$26,084,630	$699,156,638	$69,502	$5,553,674	$70,902	$48,504,679	$780,754,427

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$-	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$-	$606,941,887
Depreciation	-	1,135,942	35,422,370	3,896	347,659	1,854	-	36,911,721
Impairment loss	-	-	447,279	-	1,848	-	5,949	455,076
Disposals	-	-	(3,476,868)	(4,390)	(29,441)	-	-	(3,510,699)
Transfers and reclassifications	-	994	(994)	-	-	-	-	-
Exchange effect	-	(77,583)	(5,683,823)	(532)	(18,864)	(2,256)	-	(5,783,058)
As of September 30, 2016	$-	$15,185,175	$614,630,892	$55,598	$5,077,098	$60,215	$5,949	$635,014,927

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2015	$-	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$-	$560,828,986
Depreciation	-	869,196	30,991,566	3,521	259,551	2,360	-	32,126,194
Impairment loss	-	-	1,003,230	-	17,780	-	-	1,021,010
Disposals	-	-	(1,939,702)	(1,451)	(39,125)	-	-	(1,980,278)
Transfers and reclassifications	-	(305)	1,380	-	20,542	-	-	21,617
Exchange effect	-	60,756	4,767,033	378	15,645	1,811	-	4,845,623
As of September 30, 2015	$-	$13,811,380	$578,244,248	$55,501	$4,691,782	$60,241	$-	$596,863,152

The thin-film solar cell and module industry has undergone challenging business conditions in the past year and experienced pricing declines indirectly due to oversupply in the silicon solar cell industry and the reductions in government supported incentives.  The Company considered that the thin-film solar cell and module business had an indication of possible impairment and performed an impairment test for the CGU composed of property, plant and equipment used in the manufacturing of thin-film solar cells and modules.

The Company determined the recoverable amount of the CGU to be NT$1,169 million based on the fair value less costs of disposal.  The impairment test revealed that the recoverable amount was less than the carrying amount.  After considering the relevant objective evidence, the Company recorded in the net other operating income and expenses an impairment loss of NT$455 million for the nine-month period ended September 30, 2016, all of which came from new business segment.

While in 2015, the Company determined the recoverable amount of the CGU to be NT$1,995 million on the basis of value in use, representing the present value of the future cash flows expected to be derived by the CGU, and compared it to its carrying amount.  The impairment test revealed that the recoverable amount was less than the carrying amount.  After considering the relevant objective evidence, the Company recorded in the net other operating income and expenses an impairment loss of NT$795 million at discount rates of 13.0% for the nine-month period ended September 30, 2015, all of which came from new business segment.

a.    The amounts of total interest expense before capitalization of borrowing costs were NT$921 million and NT$625 million for the nine-month periods ended September 30, 2016 and 2015, respectively.  Details of capitalized borrowing costs are as follows:

	For the nine-month periods ended September 30,
	2016	2015
Total interest capitalized	$156,762	$259,292
Interest rates applied	1.52%~2.01%	1.35%~2.10%

b.    Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)   Intangible Assets

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Goodwill	$15,188	$15,188	$15,188
Software	366,825	377,643	238,804
Patents and technology license fees	2,638,677	2,871,308	2,993,760
Others	1,224,549	1,239,949	1,301,531
Net	$4,245,239	$4,504,088	$4,549,283

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391
Additions	-	1,365	161,923	967,176	1,130,464
Disposals	-	(66,600)	-	(974,417)	(1,041,017)
Reclassifications	-	163,860	-	-	163,860
Exchange effect	-	(5,523)	(60,009)	(3)	(65,535)
As of September 30, 2016	$15,188	$746,000	$4,648,662	$3,414,313	$8,824,163

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2015	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778
Additions	-	417	263,847	766,442	1,030,706
Acquired in business combination	7,397	330	11,023	-	18,750
Disposals	-	(140,233)	-	(522,588)	(662,821)
Reclassifications	-	125,163	(259)	-	124,904
Exchange effect	-	3,270	47,442	(4)	50,708
As of September 30, 2015	$15,188	$479,691	$4,551,797	$3,148,349	$8,195,025

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$-	$275,255	$1,675,440	$2,181,608	$4,132,303
Amortization	-	173,582	359,201	982,575	1,515,358
Disposals	-	(66,600)	-	(974,417)	(1,041,017)
Exchange effect	-	(3,062)	(24,656)	(2)	(27,720)
As of September 30, 2016	$-	$379,175	$2,009,985	$2,189,764	$4,578,924

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2015	$-	$274,746	$1,207,956	$1,617,138	$3,099,840
Amortization	-	104,106	333,255	752,270	1,189,631
Disposals	-	(140,233)	-	(522,588)	(662,821)
Exchange effect	-	2,268	16,826	(2)	19,092
As of September 30, 2015	$-	$240,887	$1,558,037	$1,846,818	$3,645,742

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended September 30,
	2016	2015
Operating cost	$170,671	$131,503
Operating expense	342,939	293,497

	For the nine-month periods ended September 30,
	2016	2015
Operating cost	$493,914	$390,992
Operating expense	1,021,444	798,639

Significant technology licenses obtained by the Company amounted to NT$2,155 million, NT$2,483 million and NT$2,586 million as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively, which were included in the carrying amounts of patents and technology license fees.  The remaining amortization periods were 6~7 years, 6~7 years and 7~8 years, respectively.

(10) Short-Term Loans

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Unsecured bank loans	$35,821,080	$5,505,049	$2,513,597
Secured bank loans	-	-	11,000
Total	$35,821,080	$5,505,049	$2,524,597

	For the nine-month periods ended September 30,
	2016	2015
Interest rates applied	0.72%~4.60%	0.61%~4.85%

a.   The Company’s unused short-term lines of credits amounted to NT$38,386 million, NT$35,863 million and NT$21,635 million as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively.

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral for short- term loans.

(11) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Forward exchange contracts	$-	$999	$16,092

(12) Bonds Payable

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Unsecured domestic bonds payable	$25,000,000	$25,000,000	$25,000,000
Unsecured convertible bonds payable	18,196,332	18,196,332	18,196,332
Less: Discounts on bonds payable	(1,302,105)	(1,559,662)	(1,644,652)
Total	41,894,227	41,636,670	41,551,680
Less: Current portion	(7,499,082)	-	-
Net	$34,395,145	$41,636,670	$41,551,680

A.   On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Early Redemption of the Bonds:

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014.  The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components.  UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss amount to NT$194 million as non-operating income and expenses.  UMC reclassified cancelled convertible rights of NT$441 million from additional paid-in capital – stock options to additional paid-in capital – others.

As bondholders’ redemption and UMC’s repurchases of bonds from open market in prior year amounted to US$466 million, which represented over 90% principal being redeemed; therefore, UMC redeemed the remaining bonds in whole at the Early Redemption Price on June 27, 2014.  The principal amount of the redeemed bonds was US$34 million.  UMC recognized a gain of NT$15 million from the redemption as non-operating income and expense.

In accordance with IAS 32 “Financial Instruments: Presentation” (IAS 32), the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

B.   In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June, 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June, 2019 upon maturity.

C.   In mid-March, 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

D.   In mid-June, 2014, UMC issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million.  Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity.  The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million.  Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

E.    On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$600 million

b.   Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: Ordinary shares of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT15.9895 per share on September 30, 2016.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13) Long-Term Loans

a.       Details of long-term loans as of September 30, 2016, December 31, 2015 and September 30, 2015 are as follows:

	As of
Lenders	September 30, 2016	December 31, 2015	September 30, 2015	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$29,221	$51,137	$58,442	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	9,000	12,000	13,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	26,294	52,588	61,353	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	-	40,156	44,618	Effective January 10, 2013 to January 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	44,941	61,794	67,412	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	15,985	19,410	19,410	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	20,073	22,750	22,750	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	6,871	7,300	7,300	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	110,000	110,000	-	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	2,215	2,510	-	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (9)	5,900	5,900	-	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	1,500,000	2,625,000	3,000,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	1,385,000	1,385,000	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	1,067,302	1,423,077	1,000,000	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	-	-	307,692	Repayable quarterly from December 28, 2012 to December 28, 2015 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	277,778	444,445	500,000	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	1,187,500	1,900,000	1,400,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	2,000,000	-	-	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note B)	-	2,000,000	2,000,000	Settlement due on August 30, 2016 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note C)	333,333	1,333,333	1,666,667	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note D)	1,000,000	1,000,000	1,000,000	Settlement due on December 29, 2019 with monthly interest payments.
Subtotal	9,021,413	12,496,400	12,553,644
Less: Administrative expenses from syndicated loans	(5,667)	(6,942)	(7,367)
Less: Current portion	(3,725,906)	(6,601,721)	(6,311,069)
Total	$5,289,840	$5,887,737	$6,235,208

	For the nine-month periods ended September 30,
	2016	2015
Interest Rates	0.98%~2.88%	1.20%~2.95%

Note A: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021.  As of September 30, 2016, the unused line of credit was NT$0.5 billion.

Note B: UMC entered into a 5-year loan agreement with CTBC Bank, effective from August 30, 2011.  The agreement, which offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, August 30, 2016, was early expired on January 25, 2016.  As of December 31, 2015 and September 30, 2015, the unused line of credit were both NT$0.5 billion.

Note C: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments.  The expiration date of the agreement is December 29, 2016.  As of September 30, 2016, December 31, 2015 and September 30, 2015, all lines of credit were used.

Note D: UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 29, 2019.  As of September 30, 2016, December 31, 2015 and September 30, 2015, the unused line of credit all were NT$1 billion.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan.  Employees can elect to continue to apply the relevant pension rules under the Labor Standards Law of the R.O.C., or to apply the pension rules under the Act and maintain the seniority achieved under the Labor Standards Law.  Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages.  The Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005.  Based on the Act, a total of NT$161 million, NT$153 million, NT$475 million and NT$463 million were contributed by the Company for the three-month and nine-month periods ended September 30, 2016 and 2015, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the three-month and nine-month periods ended September 30, 2016 and 2015, the Company made total contributions of NT$141 million, NT$139 million, NT$437 million and NT$404 million, respectively.

b.  Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee.  For the three-month and nine-month periods ended September 30, 2016 and 2015, total pension expenses of NT23 million, NT$26 million, NT$70 million and NT$79 million, respectively, were recognized by the Company.

(15) Government Grants

During the nine-month period ended September 30, 2016, UMC’s subsidiaries received major equipment acquisition related government grants in an aggregate amount of NT$5,601million.  The grants were recorded in other noncurrent liabilities-others and will be amortized as income over the estimated economic useful lives of related equipment.  As of September 30, 2016, the amortization has not been started.

(16)Equity

a.  Capital stock:

i.     UMC had 26,000 million common shares authorized to be issued as of September 30, 2016, December 31, 2015 and September 30, 2015, of which 12,624 million shares, 12,758 million shares and 12,758 million shares were issued as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively, each at a par value of NT$10.

ii.    UMC had 149 million, 136 million and 135 million ADSs, which were traded on the NYSE as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively.  The total number of common shares of UMC represented by all issued ADSs were 743 million shares, 678 million shares and 675 million shares as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively.  One ADS represents five common shares.

iii.   Among the employee stock options issued by UMC on June 19, 2009, 28 million options had been exercised during the nine-month period ended September 30, 2015.  The issuance process was completed through the authority.

iv.   UMC sold 61 million shares of treasury stock to employees for the year ended December 31, 2015, which were repurchased during the period from March 15 to May 6, 2013, for the purpose of transferring to employees.

v.    On June 15, 2016, UMC cancelled 134 million shares of treasury stock, which were repurchased during the periods from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.  Treasury stock:

i.     UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the nine-month periods ended September 30, 2016 and 2015 are as follows:

For the nine-month period ended September 30, 2016

(In thousands of shares)

Purpose	As of January 1, 2016	Increase	Decrease	As of September 30, 2016
For transfer to employees	333,814	200,000	133,814	400,000

For the nine-month period ended September 30, 2015

(In thousands of shares)

Purpose	As of January 1, 2015	Increase	Decrease	As of September 30, 2015
For transfer to employees	194,510	200,000	60,286	334,224

ii.    According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of September 30, 2016, December 31, 2015 and September 30, 2015, were 1,262 million shares, 1,276 million shares and 1,276 million shares, with the maximum payments of NT$87,187 million, NT$90,687 million and NT$87,662 million, respectively.

iii.   In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.   As of September 30, 2016, December 31, 2015 and September 30, 2015, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., all held 16 million shares of UMC’s stock.  The closing price on September 30, 2016, December 31, 2015 and September 30, 2015, were NT$11.55, NT$12.10 and NT$10.80, respectively.

v.    UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

In consideration of the revision of the Company Act in May 2015, the stockholders’ meeting resolved the amendment of UMC’s Articles of Incorporation on June 7, 2016.  According to the amendment of UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.    Payment of taxes.

ii.   Making up loss for preceding years.

iii.  Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv.  Appropriating or reversing special reserve by government officials or other regulations.

v.  The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy in paragraph two of this clause and submitted to the stockholders’ meeting for approval.

Because UMC is within a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to the factors, such as the investment environment, capital requirement, domestic and overseas competition environment and capital budget of UMC current or future, as well as stockholders interest, balance of dividend and long term financial plan of UMC.  The Board of Directors shall propose the distribution plan and submit to the stockholders’ meeting every year.  The distribution of stockholders dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The distributions of earnings for 2015 and 2014 were approved through the stockholders’ meeting held on June 7, 2016 and June 9, 2015, respectively.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2015	2014	2015	2014
Legal reserve	$1,344,862	$1,214,134
Cash dividends	6,906,973	6,939,322	$0.55	$0.55

The aforementioned 2015 and 2014 distributions approved during stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 16, 2016 and March 18, 2015.

The cash dividend per share for 2015 was adjusted to NT$0.56501906 per share according to the resolution of the Board of Directors’ meeting on June 15, 2016.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program and the cancellation of the treasury stock purchased.

The cash dividend per share for 2014 was adjusted to NT$0.54969673 per share according to the resolution of the Board of Directors’ meeting on June 17, 2015.  The adjustment was made for the increase in outstanding common shares that resulted from the exercises of employee stock options and the transfers of treasury shares to employees after the stockholders’ meeting.

Please refer to Note 6(19) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the nine-month periods ended September 30,
	2016	2015
Beginning balance	$2,027,065	$3,849,798
Attributable to non-controlling interests:
Net loss	(2,353,441)	(524,207)
Other comprehensive income (loss)	(87,165)	(37,085)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	(6,595)	(1,377,306)
Changes in subsidiaries’ ownership	2,028,344	166,192
Decrease in non-controlling interests	-	(100,400)
Ending balance	$1,608,208	$1,976,992

(17) Employee Stock Options

On May 12, 2009, the Company was authorized by the Securities and Futures Bureau of FSC, to issue employee stock options with a total number of 500 million units each.  Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options would be made through the issuance of new shares by the Company.  The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant.  The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant.  All employee stock options expired on June 18, 2015.

     A summary of the Company’s stock option plan and related information for the nine-month period ended September 30, 2015 is as follows:

	For the nine-month period ended September 30,
	2015
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
Outstanding at beginning of period	48,729	48,729	$10.40
Exercised	(27,828)	(27,828)	$10.40
Forfeited	(469)	(469)	$10.40
Expired	(20,432)	(20,432)	$10.40
Outstanding at end of period	-	-	$10.40

Exercisable at end of period	-	-	$10.40

     The weighted-average share price at the date of exercise of employee stock options for the nine-month period ended September 30, 2015 was NT$14.95.

     Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan were calculated based on fair value.  The compensation expenses for the three-month and nine-month periods ended September 30, 2015 were nil and NT$1 million, respectively.

The fair value of the aforementioned options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.  The assumptions after the adoption of IFRS 2 “Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects that the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends.  The expected option life is based on the historical data of periods for previously granted options.  The expected dividend yield is based on historical dividend yield.  The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option.  The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will benefit from these options.  In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options.  The compensation expenses for the stock options will be adjusted annually for the changes in expected forfeiture rates, with the effects recognized in the current period.

(18) Operating Revenues

	For the three-month periods ended September 30,
	2016	2015
Net sales
Sale of goods	$36,969,145	$34,395,252
Other operating revenues
Royalty	3,943	1,502
Mask tooling	832,447	755,964
Others	358,054	167,123
Net operating revenues	$38,163,589	$35,319,841

	For the nine-month periods ended September 30,
	2016	2015
Net sales
Sale of goods	$105,794,566	$107,829,062
Other operating revenues
Royalty	10,801	13,674
Mask tooling	2,890,477	2,616,137
Others	868,341	522,166
Net operating revenues	$109,564,185	$110,981,039

(19) Operating Costs and Expenses

The Company’s personnel, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2016			2015
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$3,560,530	$1,737,678	$5,298,208	$3,653,096	$1,545,670	$5,198,766
Labor and health insurance	209,572	93,075	302,647	217,313	97,621	314,934
Pension	234,954	90,133	325,087	237,435	79,991	317,426
Other personnel expenses	54,453	16,921	71,374	56,071	29,802	85,873
Depreciation	11,598,550	714,278	12,312,828	10,472,398	604,496	11,076,894
Amortization	194,479	371,144	565,623	161,022	337,394	498,416

	For the nine-month periods ended September 30,
	2016			2015
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$10,699,324	$4,949,049	$15,648,373	$11,326,270	$4,686,708	$16,012,978
Labor and health insurance	605,823	264,850	870,673	628,605	261,538	890,143
Pension	719,893	263,652	983,545	714,152	237,384	951,536
Other personnel expenses	161,671	47,214	208,885	164,859	68,530	233,389
Depreciation	34,811,394	2,032,171	36,843,565	30,322,463	1,755,790	32,078,253
Amortization	565,977	1,129,463	1,695,440	478,402	929,282	1,407,684

In consideration of the revision of the Company Act in May 2015, the stockholders’ meeting resolved the amendment of UMC’s Articles of Incorporation on June 7, 2016.  According to the amendment of UMC’s Articles of Incorporation, the employees’ compensation and directors’ remuneration shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year.  However, UMC's accumulated losses shall be reserved.  The employees’ compensation under the preceding paragraph will be entitled to receive shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements finalized by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute employees’ and director’s compensation in the preceding two paragraphs and report to the stockholders’ meeting for such distribution.

The distributions of employees’ compensation and remuneration to directors for 2015 have followed the aforementioned amendment of the UMC’s articles.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the nine-month periods ended September 30, 2016 and 2015.  The Board of Directors estimated the amount by taking into consideration the amendment of the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2015 and 2014 were approved through the stockholders’ meeting held on June 7, 2016 and June 9, 2015, respectively.  The details of information are as follows:

	2015	2014
Employees’ compensation – Cash	$1,131,180	$1,458,956
Directors’ remuneration	12,086	10,812

The aforementioned 2015 and 2014 employees’ compensation and remuneration to directors approved during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 16, 2016 and March 18, 2015.

Information on the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(20) Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2016	2015
Net rental loss from property	$(37,240)	$(22,733)
Gain on disposal of property, plant and equipment	18,479	13,589
Impairment loss of property, plant and equipment	(455,076)	(795,480)
Others	30,053	866
Total	$(443,784)	$(803,758)

	For the nine-month periods ended September 30,
	2016	2015
Net rental loss from property	$(97,253)	$(46,581)
Gain on disposal of property, plant and equipment	65,913	95,844
Impairment loss of property, plant and equipment	(455,076)	(1,021,010)
Others	79,210	42,069
Total	$(407,206)	$(929,678)

(21) Non-Operating Income and Expenses

a.  Other income

	For the three-month periods ended September 30,
	2016	2015
Interest income
Bank deposits	$43,045	$96,295
Others	7,613	9,083
Dividend income	483,789	573,394
Total	$534,447	$678,772

	For the nine-month periods ended September 30,
	2016	2015
Interest income
Bank deposits	$197,278	$232,694
Others	29,064	36,206
Dividend income	604,198	686,199
Total	$830,540	$955,099

b.  Other gains and losses

	For the three-month periods ended September 30,
	2016	2015
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$2,913	$23,389
Financial assets held for trading	78,147	-
Forward exchange contract	73,048	-
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	-	(91,642)
Forward exchange contract	-	(252,977)
Impairment loss
Available-for-sale financial assets, noncurrent	(67,639)	(743,981)
Gain on disposal of investments	304,197	611,944
Other gains and losses	41,602	9,431
Total	$432,268	$(443,836)

	For the nine-month periods ended September 30,
	2016	2015
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$-	$17,793
Financial assets held for trading	66,827	-
Forward exchange contract	214,700	-
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	(25,746)	-
Financial assets held for trading	-	(42,285)
Forward exchange contract	-	(130,960)
Impairment loss
Available-for-sale financial assets, noncurrent	(259,554)	(1,223,025)
Financial assets measured at cost, noncurrent	(293,205)	-
Gain on disposal of investments	1,074,398	2,120,332
Other gains and losses	192,670	403,067
Total	$970,090	$1,144,922

c.  Finance costs

	For the three-month periods ended September 30,
	2016	2015
Interest expenses
Bonds payable	$170,814	$93,052
Bank loans	206,340	34,941
Others	22	26
Financial expenses	18,711	8,395
Total	$395,887	$136,414

	For the nine-month periods ended September 30,
	2016	2015
Interest expenses
Bonds payable	$414,188	$219,859
Bank loans	349,442	144,577
Others	66	86
Financial expenses	75,413	44,435
Total	$839,109	$408,957

(22) Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(2,126,763)	$-	$(2,126,763)	$18,108	$(2,108,655)
Unrealized gain (loss) on available-for-sale financial assets	527,215	(236,659)	290,556	(5,129)	285,427
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(403,354)	-	(403,354)	13,003	(390,351)
Total other comprehensive income (loss)	$(2,002,902)	$(236,659)	$(2,239,561)	$25,982	$(2,213,579)

	For the three-month period ended September 30, 2015
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$5,274,196	$-	$5,274,196	$(39,045)	$5,235,151
Unrealized gain (loss) on available-for-sale financial assets	(3,233,383)	132,666	(3,100,717)	(987)	(3,101,704)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(585,988)	-	(585,988)	(4,695)	(590,683)
Total other comprehensive income (loss)	$1,454,825	$132,666	$1,587,491	$(44,727)	$1,542,764

	For the nine-month period ended September 30, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(3,527,773)	$-	$(3,527,773)	$14,517	$(3,513,256)
Unrealized gain (loss) on available-for-sale financial assets	1,123,189	(888,157)	235,032	(90,995)	144,037
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(429,684)	-	(429,684)	25,258	(404,426)
Total other comprehensive income (loss)	$(2,834,268)	$(888,157)	$(3,722,425)	$(51,220)	$(3,773,645)

	For the nine-month period ended September 30, 2015
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$3,232,600	$-	$3,232,600	$(20,885)	$3,211,715
Unrealized gain (loss) on available-for-sale financial assets	(5,186,062)	(576,759)	(5,762,821)	(16,443)	(5,779,264)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(1,003,569)	-	(1,003,569)	859	(1,002,710)
Total other comprehensive income (loss)	$(2,957,031)	$(576,759)	$(3,533,790)	$(36,469)	$(3,570,259)

(23) Income Tax

a.   The major components of income tax expense for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

i.    Income tax expense recorded in profit or loss

	For the three-month periods ended September 30,
	2016	2015
Current income tax expense (benefit):
Current income tax charge	$775,923	$511,563
Adjustments in respect of current income tax of prior periods	(258,726)	13,125
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(332,430)	(444,094)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(37,765)	14,726
Adjustment of prior year’s deferred income tax	-	234
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	47,441	(11,408)
Income tax expense (benefit) recorded in profit or loss	$194,443	$84,146

	For the nine-month periods ended September 30,
	2016	2015
Current income tax expense (benefit):
Current income tax charge	$2,244,594	$1,960,692
Adjustments in respect of current income tax of prior periods	(424,100)	(154,971)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(1,538,702)	(1,181,857)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(58,041)	548,871
Adjustment of prior year’s deferred income tax	52,952	5,514
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	89,212	(17,109)
Income tax expense (benefit) recorded in profit or loss	$365,915	$1,161,140

ii.   Income tax relating to components of other comprehensive income

Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2016	2015
Exchange differences on translation of foreign operations	$18,108	$(39,045)
Unrealized loss (gain) on available-for-sale financial assets	(5,129)	(987)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	13,003	(4,695)
Income tax related to items that may be reclassified subsequently to profit or loss	$25,982	$(44,727)

	For the nine-month periods ended September 30,
	2016	2015
Exchange differences on translation of foreign operations	$14,517	$(20,885)
Unrealized loss (gain) on available-for-sale financial assets	(90,995)	(16,443)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	25,258	859
Income tax related to items that may be reclassified subsequently to profit or loss	$(51,220)	$(36,469)

iii.  Deferred income tax charged directly to equity

For the three-month periods ended September 30,
	2016	2015
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$-	$-
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	-	-
Income tax charged directly to equity	$-	$-

	For the nine-month periods ended September 30,
	2016	2015
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$-	$(322,001)
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	1,407	479
Income tax charged directly to equity	$1,407	$(321,522)

b.  A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the nine-month periods ended September 30,
	2016	2015
Income before tax	$3,780,146	$10,925,697
At UMC’s statutory income tax rate of 17%	642,625	1,857,368
Adjustments in respect of current income tax of prior periods	(424,100)	(154,971)
Net changes in loss carry-forward and investment tax credits	781,252	283,623
Tax effect of deferred tax assets/liabilities	114,501	47,487
Tax effect of non-taxable income and not-deductible expenses:
Tax exempt income	(1,152,679)	(1,297,879)
Investment gain	(506,419)	(340,062)
Dividend income	(88,164)	(103,743)
Others	312,303	306,147
Basic tax	-	12,638
Estimated 10% income tax on unappropriated earnings	240,250	398,580
Effect of different tax rates applicable to UMC and its subsidiaries	(13,599)	(12,837)
Taxes withheld in other jurisdictions	267,978	4,308
Others	191,967	160,481
Income tax expense recorded in profit or loss	$365,915	$1,161,140

c.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of September 30, 2016, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014 and 2012, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.  UMC has applied for a recheck of the 2013, 2012 and 2011 tax returns to the competent tax collection authorities as UMC disagreed with the decision made in the tax assessment notices.

d. Imputation credit information

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Balances of imputation credit amounts	$2,472,023	$2,656,855	$2,062,476

The expected creditable ratio for 2015 and the actual creditable ratio for 2014 were 6.68% and 6.81%, respectively.  Effective from January 1, 2015, imputation credit ratio for individual stockholders residing in R.O.C. will be half of the original ratio according to the revised Article 66-6 of Income Tax Act.

e.  UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(24) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the three-month periods ended September 30,
	2016	2015
Net income attributable to the parent company	$2,974,770	$1,708,479
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,208,240	12,524,505
Earnings per share-basic (NTD)	$0.24	$0.14

	For the nine-month periods ended September 30,
	2016	2015
Net income attributable to the parent company	$5,767,672	$10,288,764
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,316,725	12,541,081
Earnings per share-basic (NTD)	$0.47	$0.82

b. Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.  Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method.  The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the three-month periods ended September 30,
	2016	2015
Net income attributable to the parent company	$2,974,770	$1,708,479
Effect of dilution
Unsecured convertible bonds	70,764	69,347
Income attributable to stockholders of the parent	$3,045,534	$1,777,826
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,208,240	12,524,505
Effect of dilution
Employees’ compensation	41,687	68,914
Unsecured convertible bonds	1,152,306	1,100,592
Weighted-average number of common stocks after dilution (thousand shares)	13,402,233	13,694,011

Diluted earnings per share (NTD)	$0.23	$0.13

	For the nine-month periods ended September 30,
	2016	2015
Net income attributable to the parent company	$5,767,672	$10,288,764
Effect of dilution
Unsecured convertible bonds	211,213	102,902
Income attributable to stockholders of the parent	$5,978,885	$10,391,666
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,316,725	12,541,081
Effect of dilution
Employees’ compensation	65,056	136,084
Employee stock options	-	4,461
Unsecured convertible bonds	1,152,306	548,280
Weighted-average number of common stocks after dilution (thousand shares)	13,534,087	13,229,906

Diluted earnings per share (NTD)	$0.44	$0.79

(25) Deconsolidation of Subsidiaries

TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)

In order to integrate resources and reduce operating cost by improving operating performance and expanding economies of scale, TOPCELL’s Board of Directors (TOPCELL, one of the Company’s subsidiaries) resolved to offer a merger with MOTECH INDUSTRIES, INC. (MOTECH) on December 26, 2014.  Six shares of TOPCELL were exchanged for one share of MOTECH.  MOTECH was the surviving company.  On June 1, 2015, the Company derecognized the related assets and liabilities.

a.  TOPCELL’s derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$834,955
Notes and accounts receivable	855,927
Other receivables	60,638
Inventories	495,726
Prepayments	231,288
Property, plant and equipment	3,862,129
Others	106,714
6,447,377
Liabilities
Short-term loans	(3,488,700)
Notes and accounts payable	(409,244)
Other payables	(197,259)
Payables on equipment	(127,297)
Current portion of long-term liabilities	(810,878)
Other current liabilities	(10,107)
Long-term loans	(176,470)
(5,219,955)
Net carrying amount of the disposal group	$1,227,422

b.  Consideration received and gain recognized from the transaction:

Stock received－MOTECH	$1,495,023
Less: Net assets of the subsidiary deconsolidated	(1,227,422)
Add: Non-controlling interests	100,400
Less: Goodwill	(43,072)
Gain on disposal of the shares of subsidiary	$324,929

Gain on disposal of the shares of subsidiary for the nine-month period ended September 30, 2015 was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.  Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$-
Net cash of subsidiary derecognized	(834,955)
Net cash flow from deconsolidation	$(834,955)

7.    RELATED PARTY TRANSACTIONS

(1)   Significant related party transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2016	2015
Associates	$291,086	$450,016
Joint ventures	3,215	3,577
Other related parties	758	2,450
Total	$295,059	$456,043

	For the nine-month periods ended September 30,
	2016	2015
Associates	$1,681,852	$662,796
Joint ventures	10,064	10,624
Other related parties	2,217	5,405
Total	$1,694,133	$678,825

Accounts receivable, net

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Associates	$61,255	$215,402	$233,838
Joint ventures	1,105	1,161	1,202
Other related parties	345	1,834	1,137
Total	62,705	218,397	236,177
Less： Allowance for sales returns and discounts	(4,166)	(4,937)	(4,810)
Net	$58,539	$213,460	$231,367

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 45~60 days, while the collection periods for overseas sales was net 60 days.

b.    Significant asset transactions

Acquisition of intangible assets

	For the three-month periods ended September 30,
	Purchase price
	2016	2015
Associates	$27,339	$34,603

	For the nine-month periods ended September 30,
	Purchase price
	2016	2015
Associates	$174,364	$49,062

Disposal of available-for-sale financial assets, noncurrent

For the nine-month period ended September 30, 2016: None.

For the three-month period ended September 30, 2015
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal gain
Associates	-	None	$-	$-

			For the nine-month period ended September 30, 2015
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal gain
Associates	336	DRAMEXCHANGE TECH. INC.	$5,400	$2,346

c.     Key management personnel compensation

	For the three-month periods ended September 30,
	2016	2015
Short-term employee benefits	$96,762	$79,482
Post-employment benefits	680	838
Termination benefits	-	1,582
Share-based payment	1	58
Others	104	140
Total	$97,547	$82,100

	For the nine-month periods ended September 30,
	2016	2015
Short-term employee benefits	$224,347	$212,161
Post-employment benefits	2,121	2,188
Termination benefits	938	1,582
Share-based payment	4	5,500
Others	319	395
Total	$227,729	$221,826

8.    ASSETS PLEDGED AS COLLATERAL

As of September 30, 2016, December 31, 2015 and September 30, 2015

	Amount
	As of
	September 30, 2016	December 31, 2015	September 30, 2015	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$815,159	$815,159	$815,119	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	251,231	207,510	190,755	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	37,084	49,785	56,186	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	870	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	-	357	357	National Pei-men Senior High School	Guarantee for engineering project
Refundable Deposits (Time deposit)	286	286	286	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Buildings	139,921	145,493	-	Taiwan Cooperative Bank	Collateral for long-term loans
Machinery and equipment	263,796	414,275	453,203	Taiwan Cooperative Bank and Mega International Commercial Bank	Collateral for long-term and short-term loans
Total	$1,508,347	$1,633,735	$1,516,776

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)   As of September 30, 2016, amounts available under unused letters of credit for importing machinery and equipment was NT$3 billion.

(2)   The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$14.5 billion.  As of September 30, 2016, the portion of royalties and development fees not yet recognized was NT$1.3 billion.

(3)   The Company entered into several construction contracts for the expansion of its factory premise.  As of September 30, 2016, these construction contracts amounted to approximately NT$24.4 billion and the portion of the contracts not yet recognized was approximately NT$3.6 billion.

(4)   The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2036.  Future minimum lease payments under those leases are as follows:

Year	As of September 30, 2016
2016	$98,481
2017	375,915
2018	310,172
2019	305,917
2020	281,982
2021 and thereafter	3,103,208
Total	$4,475,675

(5)   The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion in the next five years, with instalment funding starting in 2015.  On December 31, 2014, UMC obtained R.O.C. government authority’s approval of the investment application for US$0.7 billion (including indirect investment).  In January 2015, the Company obtained the control over UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  As of September 30, 2016, the Company has invested RMB 1.8 billion.  Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities-others, for the repurchase of other investors’ investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by other investors.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan and caused related losses to UMC. Besides described in Note 6(4), the Company received additional reimbursement on closed insurance claims of US$50 million in subsequent period.

12.  OTHERS

(1)   Categories of financial instruments

	As of
Financial Assets	September 30, 2016	December 31, 2015	September 30, 2015
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$317,461	$295,708	$304,969
Financial assets held for trading	621,202	450,135	618,871
Subtotal	938,663	745,843	923,840
Available-for-sale financial assets	23,138,261	23,800,686	19,714,589
Financial assets measured at cost	2,774,368	3,888,309	3,930,763
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	55,262,374	53,286,490	52,138,877
Receivables	23,308,020	19,964,707	20,459,527
Refundable deposits	2,245,521	2,638,788	2,505,227
Other financial assets, current	689,384	1,066,447	2,790,199
Subtotal	81,505,299	76,956,432	77,893,830
Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	23,643	1,008	2,260
Total	$108,380,234	$105,392,278	$102,465,282

	As of
Financial Liabilities	September 30, 2016	December 31, 2015	September 30, 2015
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$35,821,080	$5,505,049	$2,524,597
Payables	32,337,161	33,242,615	32,515,395
Capacity deposit (current portion included)	264,353	358,887	366,682
Bonds payable (current portion included)	41,894,227	41,636,670	41,551,680
Long-term loans (current portion included)	9,015,746	12,489,458	12,546,227
Other financial liabilities-noncurrent	20,540,097	6,056,742	6,240,027
Subtotal	139,872,664	99,289,421	95,744,658
Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	-	999	16,092
Total	$139,872,664	$99,290,420	$95,760,750

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2016 and 2015 decreases/increases by NT$58 million and increases/decreases by NT$75 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2016 and 2015 to decrease/increase by NT$34 million and NT$11 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2016 and 2015 by NT$22 million and NT$12 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the nine-month periods ended September 30, 2016 and 2015 by NT$1,116 million and NT$983 million, respectively.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2016, December 31, 2015 and September 30, 2015, accounts receivables from the top ten customers represent 66%, 58% and 54% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$36,043,355	$-	$-	$-	$36,043,355
Payables	31,925,353	-	-	122,895	32,048,248
Capacity deposits	218,917	45,436	-	-	264,353
Bonds payable	7,994,161	10,374,721	22,888,688	3,158,763	44,416,333
Long-term loans	3,809,480	2,006,118	3,486,857	52,299	9,354,754
Other financial liabilities -noncurrent	-	-	-	22,921,395	22,921,395
Total	$79,991,266	$12,426,275	$26,375,545	$26,255,352	$145,048,438

	As of December 31, 2015
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$5,539,169	$-	$-	$-	$5,539,169
Payables	32,882,728	-	-	107,975	32,990,703
Capacity deposits	167,586	191,301	-	-	358,887
Bonds payable	622,936	15,510,038	23,444,199	5,218,410	44,795,583
Long-term loans	6,782,180	4,206,040	1,829,407	62,208	12,879,835
Other financial liabilities -noncurrent	-	-	-	6,778,450	6,778,450
Total	$45,994,599	$19,907,379	$25,273,606	$12,167,043	$103,342,627

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(999)	$-	$-	$-	$(999)

	As of September 30, 2015
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$2,538,561	$-	$-	$-	$2,538,561
Payables	32,253,781	-	-	108,211	32,361,992
Capacity deposits	174,741	191,941	-	-	366,682
Bonds payable	528,123	15,562,163	23,463,762	5,241,535	44,795,583
Long-term loans	6,495,170	4,327,295	2,135,943	-	12,958,408
Other financial liabilities -noncurrent	-	-	-	7,015,959	7,015,959
Total	$41,990,376	$20,081,399	$25,599,705	$12,365,705	$100,037,185

Derivative financial liabilities
Forward exchange contracts
Inflow	$130,500	$-	$-	$-	$130,500
Outflow	(131,667)	-	-	-	(131,667)
Net	(1,167)	-	-	-	(1,167)
Net settlement	(14,925)	-	-	-	(14,925)
Total	$(16,092)	$-	$-	$-	$(16,092)

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 104 million	September 9, 2016~ October 20,2016

As of December 31, 2015

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 44 million	December 3, 2015~January 28, 2016

As of September 30, 2015

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 96 million	September 4, 2015~October 29, 2015

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$621,203	$129,645	$-	$750,848
Financial assets at fair value through profit or loss, noncurrent	169,745	41,713	-	211,458
Available-for-sale financial assets, noncurrent	12,982,680	86,053	10,069,528	23,138,261

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$450,135	$214,783	$-	$664,918
Financial assets at fair value through profit or loss, noncurrent	-	81,933	-	81,933
Available-for-sale financial assets, noncurrent	14,571,610	142,231	9,086,845	23,800,686
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	999	-	999

	As of September 30, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$618,871	$225,054	$-	$843,925
Financial assets at fair value through profit or loss, noncurrent	-	82,175	-	82,175
Available-for-sale financial assets, noncurrent	12,856,275	141,235	6,717,079	19,714,589
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	16,092	-	16,092

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

During the nine-month periods ended September 30, 2016 and 2015, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2016	$7,138,180	$782,409	$1,166,256	$9,086,845
Recognized in profit (loss)	(110,005)	(7,439)	-	(117,444)
Recognized in other comprehensive income (loss)	828,528	13,473	(16,313)	825,688
Acquisition	20,114	108,752	70,237	199,103
Disposal	(2,782)	-	-	(2,782)
Return of Capital	(31,951)	(21,062)	-	(53,013)
Transfer to Level 3	211,217	-	-	211,217
Exchange effect	(19,540)	(22,663)	(37,883)	(80,086)
As of September 30, 2016	$8,033,761	$853,470	$1,182,297	$10,069,528

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2015	$5,236,004	$-	$781,148	$6,017,152
Recognized in profit (loss)	(127,621)	-	-	(127,621)
Recognized in other comprehensive income (loss)	(268,258)	(1,306)	26,014	(243,550)
Acquisition	1,672,568	35,478	473,702	2,181,748
Disposal	(20,962)	-	(300,000)	(320,962)
Transfer to Level 3	14,854	-	-	14,854
Transfer out of Level 3	(848,338)	-	-	(848,338)
Exchange effect	17,453	1,385	24,958	43,796
As of September 30, 2015	$5,675,700	$35,557	$1,005,822	$6,717,079

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of September 30, 2016 and 2015 were NT$117 million and NT$128 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income (loss) from financial assets still held by the Company as of September 30, 2016 and 2015 were NT$826 million and NT$(196) million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and capacity deposits approximate their carrying amount due to their maturities within one year.

As of September 30, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,304,265	$25,117,998	$17,186,267	$-	$41,894,227
Long-term loans (current portion included)	9,015,746	-	9,015,746	-	9,015,746

As of December 31, 2015

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables	$42,325,673	$25,134,763	$17,190,910	$-	$41,636,670
Long-term loans (current portion included)	12,489,458	-	12,489,458	-	12,489,458

As of September 30, 2015

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables	$41,734,313	$25,119,326	$16,614,987	$-	$41,551,680
Long-term loans (current portion included)	12,546,277	-	12,546,277	-	12,546,277

(8)   Significant assets and liabilities denominated in foreign currencies

	As of
	September 30, 2016			December 31, 2015
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,752,368	31.29	$54,832,873	$1,725,145	32.75	$56,491,956
JPY	5,599,001	0.3074	1,720,892	9,788,783	0.2673	2,616,896
EUR	4,298	34.74	149,334	2,843	35.43	100,737
SGD	36,831	22.88	842,700	47,351	23.18	1,097,581
RMB	1,411,458	4.66	6,583,047	647,490	4.97	3,220,014

Non-Monetary items
USD	143,204	31.31	4,483,706	130,593	32.76	4,278,209
JPY	10,919,474	0.3089	3,373,026	10,919,474	0.2709	2,958,086

Financial Liabilities
Monetary items
USD	$755,883	31.41	$23,740,923	$746,826	32.86	$24,540,716
JPY	6,102,260	0.3130	1,910,006	9,414,887	0.2750	2,589,093
EUR	41,833	35.28	1,475,916	2,253	36.10	81,332
SGD	42,464	23.06	979,244	46,302	23.36	1,081,629
RMB	10,911,052	4.72	51,478,217	1,373,296	5.02	6,898,065

The exchange gain or loss from monetary financial assets and liabilities
USD			(301,229)			358,721
JPY			(11,641)			117,978
EUR			11,661			(19,908)
SGD			(8,266)			(18,603)
RMB			(696,623)			7,428
Other			187			(76,305)

	As of
	September 30, 2015
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,757,298	32.86	$57,741,262
JPY	7,104,758	0.2671	1,897,941
EUR	14,261	36.63	522,394
SGD	48,834	23.19	1,132,457
RMB	938,945	5.15	4,834,597

Non-Monetary items
USD	105,707	32.87	3,475,239
JPY	5,000,000	0.2715	1,357,500

Financial Liabilities
Monetary items
USD	$624,932	32.97	$20,604,029
JPY	7,201,869	0.2756	1,984,835
EUR	15,743	37.08	583,742
SGD	57,276	23.37	1,338,542
RMB	1,295,985	5.20	6,737,824

The exchange gain or loss from monetary financial assets and liabilities
USD			426,417
JPY			85,056
EUR			(23,176)
SGD			(21,821)
RMB			13,449
Other			(75,719)

(9)   Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2016 and 2015 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the nine-month period ended September 30, 2016 as compared to the nine-month period ended September 30, 2015, which is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of September 30, 2016, December 31, 2015 and September 30, 2015 were as follows:

	As of
	September 30, 2016	December 31, 2015	September 30, 2015
Total liabilities	$155,960,409	$108,549,407	$105,213,949
Less: Cash and cash equivalents	(55,266,242)	(53,290,433)	(52,142,742)
Net debt	100,694,167	55,258,974	53,071,207
Total equity	218,998,882	228,817,403	223,998,142
Total capital	$319,693,049	$284,076,377	$277,069,349
Debt to capital ratios	31.50%	19.45%	19.15%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the nine-month period ended September 30, 2016: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2016: Please refer to Attachment 3.

c.   Securities held as of September 30, 2016 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2016: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2016: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2016: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30,2016: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2016: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of September 30, 2016 (excluding investment in Mainland China): Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

14.  OPERATING SEGMENT INFORMATION

(1)   The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of September 30, 2016, the Company had the following segments: wafer fabrication and new business.  There were no material differences between the accounting policies, described in Note 4, and those applied by the operating segments.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the three-month periods ended September 30, 2016 and 2015 were as follows:

	For the three-month period ended September 30, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$38,049,769	$113,820	$38,163,589	$-	$38,163,589
Net revenue from sales among intersegments	-	2,209	2,209	(2,209)	-
Segment net income (loss), net of tax	1,956,649	(695,182)	1,261,467	494,732	1,756,199
Capital expenditure	19,855,346	6,805	19,862,151	-	19,862,151
Depreciation	12,223,437	112,435	12,335,872	-	12,335,872
Share of profit or loss of associates and joint ventures	(205,231)	(56,660)	(261,891)	494,732	232,841
Income tax expense (benefit)	194,419	24	194,443	-	194,443
Impairment loss	57,697	465,018	522,715	-	522,715

	For the three-month period ended September 30, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$35,170,568	$149,273	$35,319,841	$-	$35,319,841
Net revenue from sales among intersegments	-	5,059	5,059	(5,059)	-
Segment net income (loss), net of tax	1,735,593	(1,051,625)	683,968	623,077	1,307,045
Capital expenditure	20,510,212	(283,078)	20,227,134	-	20,227,134
Depreciation	10,917,623	175,508	11,093,131	-	11,093,131
Share of profit or loss of associates and joint ventures	(778,136)	(3,648)	(781,784)	623,077	(158,707)
Income tax expense (benefit)	82,577	1,569	84,146	-	84,146
Impairment loss	738,311	801,150	1,539,461	-	1,539,461

Reportable segment information for the nine-month periods ended September 30, 2016 and 2015 were as follows:

	For the nine-month period ended September 30, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$109,221,383	$342,802	$109,564,185	$-	$109,564,185
Net revenue from sales among intersegments	-	5,528	5,528	(5,528)	-
Segment net income (loss), net of tax	3,736,622	(1,210,670)	2,525,952	888,279	3,414,231
Capital expenditure	69,663,248	(71,587)	69,655,661	-	69,655,661
Depreciation	36,573,682	338,039	36,911,721	-	36,911,721
Share of profit or loss of associates and joint ventures	(868,559)	(112,625)	(981,184)	888,279	(92,905)
Income tax expense (benefit)	362,581	3,334	365,915	-	365,915
Impairment loss	477,664	530,171	1,007,835	-	1,007,835

	For the nine-month period ended September 30, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$107,986,620	$2,994,419	$110,981,039	$-	$110,981,039
Net revenue from sales among intersegments	-	8,312	8,312	(8,312)	-
Segment net income (loss), net of tax	10,432,340	(1,517,457)	8,914,883	849,674	9,764,557
Capital expenditure	47,040,342	113,401	47,153,743	-	47,153,743
Depreciation	31,597,277	528,917	32,126,194	-	32,126,194
Share of profit or loss of associates and joint ventures	(955,966)	(19,146)	(975,112)	849,674	(125,438)
Income tax expense (benefit)	1,160,684	206	1,161,140	-	1,161,140
Impairment loss	1,442,570	801,465	2,244,035	-	2,244,035

	As of September 30, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$373,050,778	$3,788,524	$376,839,302	$(1,880,011)	$374,959,291
Segment liabilities	$154,068,372	$1,895,119	$155,963,491	$(3,082)	$155,960,409

	As of December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$335,087,629	$5,484,681	$340,572,310	$(3,205,500)	$337,366,810
Segment liabilities	$106,609,990	$1,942,746	$108,552,736	$(3,329)	$108,549,407

	As of September 30, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$326,837,903	$5,096,550	$331,934,453	$(2,722,362)	$329,212,091
Segment liabilities	$103,130,593	$2,087,318	$105,217,911	$(3,962)	$105,213,949

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2016

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$51,968,012	Net 60 days	47%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	10,466,811	-	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	3,074,098	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	618,273	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	178,422	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	168,266	-	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Sales	147,163	Month-end 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Accounts receivable	422	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	315,041	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	26,907	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	119,830	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	33,176	-	0%

For the nine-month period ended September 30, 2015

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$47,616,758	Net 60 days	43%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,784,252	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	6,622,140	Net 60 days	6%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	2,027,889	-	1%
1	WAVETEK MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS CORPORATION	2	Sales	623,402	Net 30 days	1%
1	WAVETEK MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	88,524	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	496,759	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	119,300	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	127,427	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	44,983	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1, LLC	Other receivables	No	$2,942	$2,919	$2,919	9.00%	Need for operating	$2,919	-	$2,919	None	$-	$61,243	$97,989

OAKWOOD ASSOCIATES LIMITED
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	OAKWOOD ASSOCIATES LIMITED	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Other receivables - related parties	Yes	$626,200	$626,200	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$1,104,456	$8,835,652

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of latest financial statements of lender.
Note 3: Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance (Note 5)	Actual amount provided (Note 5)	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	3	$10,869,534	$1,700,000	$1,700,000	$1,385,000	$-	0.78%	$43,478,135

NEXPOWER TECHNOLOGY CORP.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	NEXPOWER TECHNOLOGY CORP.	SOCIALNEX ITALIA 1 S.R.L.	2	$46,709	$19,455	$19,455	$19,455	$19,455	2.08%	$373,674

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 7)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 7)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$21,278,149	$9,208,824	$9,208,824	$9,208,824	$-	43.28%	$21,278,149

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with endorsor/guarantor.
2. A subsidary in which endorsor/guarantor holds directly over 50% of equity interest.
3. An investee in which endorsor/guarantor and its subsidiaries hold over 50% of equity interest.
4. An investor which holds directly or indirectly over 50% of equity interest of endorsor/guarantor.
5. A company that has provided guarantees to endorsor/guarantor, and vice versa, due to contractual requirements.
6. An investee in which endorsor/guarantor conjunctly invests with other stockholders, and for which endorsor/guarantor has provided endorsement/guarantee in proportion to its stockholding percentage.

Note 3: The amount of endorsements/guarantees shall not exceed 20% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 5% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 20% of the Company's net worth.
Note 4: Limit of total endorsed/guaranteed amount shall not exceed 20% of UMC's net assets value as of September 30, 2016.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP's syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of September 30, 2016, actual amount provided was NT$1,385 million.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 40% of NEXPOWER TECHNOLOGY CORP's net assets value as of December 31, 2015.
Note 7: Limit of total endorsed/guaranteed amount shall not exceed 100% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2016.
The amount of endorsements/guarantees for any single entity shall not exceed 100% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2016.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 20% of the Company's net worth.

ATTACHMENT 4 (Securities held as of September 30, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	190	$190,058	-	$190,058	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	115,639	6.56	115,639	None
Stock	ELITE SEMICONDUCTOR MEMORY TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, current	3,643	129,326	1.29	129,326	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	111,680	1.20	111,680	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	74,499	0.23	74,499	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	772,500	19.70	772,500	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	648,117	17.67	648,117	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Available-for-sale financial assets, noncurrent	18,447	3,373,026	15.87	3,373,026	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	196,136	2,598,802	12.85	2,598,802	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	25,304	1,270,274	11.19	1,270,274	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	8,914	48,761	9.49	48,761	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	432,759	8.84	432,759	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,295,762	7.66	1,295,762	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	123,204	4.26	123,204	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	1,817,127	2.70	1,817,127	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	20,483	570,443	1.76	570,443	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	253,945	0.98	253,945	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	26,501	0.82	26,501	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2016.

ATTACHMENT 4 (Securities held as of September 30, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	$26,675	10.23	$26,675	None
Stock	ACT GENOMICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,600	92,000	10.13	92,000	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,718	60,775	9.14	60,775	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	84,321	8.67	84,321	None
Stock	BORA PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,768	115,804	7.57	115,804	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	169,890	7.00	169,890	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	119,066	5.61	119,066	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,968	46,242	5.31	46,242	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	1,785	-	4.81	-	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,300	23,529	4.76	23,529	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	358	2,774	4.33	2,774	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	425	2,104	4.02	2,104	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	78,810	3.71	78,810	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,059	98,978	3.42	98,978	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	98,873	3.08	98,873	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,265	126,674	2.89	126,674	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	887	57,465	2.39	57,465	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	434	3,649	2.06	3,649	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	231	-	1.79	-	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	2,920	25,490	1.38	25,490	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	213,899	1.37	213,899	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	842	9,392	1.28	9,392	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Available-for-sale financial assets, noncurrent	1,000	28,480	0.99	28,480	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,930	411,328	0.97	411,328	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	0.84	56,100	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,321	533,212	0.45	533,212	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	285	1,556	0.30	1,556	None

ATTACHMENT 4 (Securities held as of September 30, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	GLOBALWAFERS CO., LTD.	-	Available-for-sale financial assets, noncurrent	784	$60,479	0.21	$60,479	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Available-for-sale financial assets, noncurrent	16,079	185,709	0.13	185,709	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	2,344	23,441	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	766	587	10.67	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	4,275	39,391	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	2,916	21,057	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	193	450	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	265	-	3.16	Note	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note	None
Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	21	102	-	Note	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	311	5,431	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2016.

TLC CAPITAL CO., LTD.

				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, current	-	$78,400	-	$78,400	None
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700	169,745	-	169,745	None
Stock	WINKING ENTERTAINMENT LTD.	-	Available-for-sale financial assets, noncurrent	6,433	223,422	17.53	223,422	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	188,486	15.76	188,486	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	9	280,764	9.00	280,764	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,500	35,250	4.05	35,250	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,775	19,795	2.69	19,795	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	5,247	1,118,372	2.64	1,118,372	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	2,451	13,401	2.61	13,401	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	6	183,342	1.17	183,342	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	0.84	56,100	None

ATTACHMENT 4 (Securities held as of September 30, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,371	$244,193	0.77	$244,193	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,068	834,433	0.71	834,433	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	85,350	0.64	85,350	None
Stock	MONTAGE TECHNOLOGY GLOBAL HOLDINGS, LTD.	-	Available-for-sale financial assets, noncurrent	125	90,998	0.41	90,998	None
Stock	GLOBALWAFERS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,084	83,609	0.29	83,609	None
Stock	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,015	222,657	0.03	222,657	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,663	156,550	-	156,550	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LIMITED	-	Available-for-sale financial assets, noncurrent	22,500	70,448	-	70,448	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Available-for-sale financial assets, noncurrent	279	125,240	-	125,240	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets measured at cost, noncurrent	2,606	183,679	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	8,519	150,266	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685	105,016	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	5,332	87,857	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	18,364	-	N/A	None

UNITRUTH INVESTMENT CORP.

				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,046	$45,744	6.88	$45,744	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	12,804	4.91	12,804	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	42,754	4.39	42,754	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	88,979	4.19	88,979	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	314	2,434	3.80	2,434	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,000	25,910	2.22	25,910	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	229	1,133	2.17	1,133	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	752	17,662	2.03	17,662	None

ATTACHMENT 4 (Securities held as of September 30, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	683		$-	1.84		$-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	266		2,961	0.40		2,961	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	30		-	0.23		-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	148		809	0.16		809	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	176		70,846	0.06		70,846	None

UMC CAPITAL CORP.

				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	ALPINE ANALYTICS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	882	-	USD	882	None
Convertible bonds	INEDA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,332	-	USD	1,332	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	9,763	15.71	USD	9,763	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Available-for-sale financial assets, noncurrent	-	USD	274	14.33	USD	274	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	579	14.29	USD	579	None
Stock	ALL-STARS SP IV LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,368	5.03	USD	6,368	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	4	USD	3,985	4.00	USD	3,985	None
Fund	SIERRA VENTURES XI, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	494	1.76	USD	494	None
Fund	STORM VENTURES FUND V, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	970	1.69	USD	970	None
Stock	MOBILE IRON, INC.	-	Available-for-sale financial assets, noncurrent	1,205	USD	3,313	1.41	USD	3,313	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,832	1.37	USD	6,832	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	200	USD	6,999	0.03	USD	6,999	None
Stock-Preferred stock	CNEX LABS, INC.	-	Available-for-sale financial assets, noncurrent	2,495	USD	4,350	-	USD	4,350	None
Stock-Preferred stock	GLYMPSE, INC.	-	Available-for-sale financial assets, noncurrent	1,159	USD	4,000	-	USD	4,000	None
Stock-Preferred stock	ATSCALE, INC.	-	Available-for-sale financial assets, noncurrent	5,324	USD	3,661	-	USD	3,661	None

ATTACHMENT 4 (Securities held as of September 30, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	6,545	USD	6,000	-	USD	6,000	None
Stock-Preferred stock	SENSIFREE LTD.	-	Available-for-sale financial assets, noncurrent	276	USD	1,500	-	USD	1,500	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Available-for-sale financial assets, noncurrent	52	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	20,000	USD	2,000	-	USD	2,000	None
Stock-Preferred stock	EPIC! CREATIONS, INC.	-	Available-for-sale financial assets, noncurrent	1,812	USD	3,000	-	USD	3,000	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Available-for-sale financial assets, noncurrent	3,235	USD	1,000	-	USD	1,000	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	-		Note	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-		Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-		N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-		N/A	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-		N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-		N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	2,855	USD	4,580	-		N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	3,525	USD	4,019	-		N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-		N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	9,461	USD	6,011	-		N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-		N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-		N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-		N/A	None
Stock-Preferred stock	EV2 HOLDINGS, INC. (formerly ENVERV, INC.)	-	Financial assets measured at cost, noncurrent	1,621		-	-		N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	261	-		N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,406	-		N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2016.

ATTACHMENT 4 (Securities held as of September 30, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	957		$-	15.94	$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150		24,035	6.93	24,035	None
Stock	MOTECH INDUSTRIES, INC.	-	Available-for-sale financial assets, noncurrent	26,978		855,217	5.52	855,217	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	4,089		-	3.29	-	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	10,000		30,000	0.45	30,000	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	-		7,243	-	7,243	None

TERA ENERGY DEVELOPMENT CO., LTD.
				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI YI ENERGY CO., LTD.	-	Financial assets measured at cost-noncurrent	356		$3,556	5.56	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2016.

EVERRICH (SHANDONG) ENERGY CO., LTD.
				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO., LTD.	-	Financial assets measured at cost, noncurrent	-	RMB	10,000	10.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2016.

NEXPOWER TECHNOLOGY CORP.
				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54		$3,244	18.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2016.

SINO PARAGON LIMITED
				September 30, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	SPARKLABS KOREA FUND II, L.P.	-	Available-for-sale financial assets, noncurrent	-		$15,655	16.67	$15,655	None
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Available-for-sale financial assets, noncurrent	-		62,620	11.46	62,620	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2016)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	MOTECH INDUSTRIES INC.	Available-for-sale financial assets, noncurrent	Open market	-	11,894		$537,601	-		$-	11,894	$430,861	$424,015	$6,846	-		$-
Stock	NIEN MADE ENTERPRISE CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	3,093		699,015	-		-	1,772	469,339	170,089	299,250	1,321		533,212

Note 1 :												The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2 :												The disposal cost represents historical cost.

TLC CAPITAL CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	Available-for-sale financial assets, noncurrent	Open market/Over the counter	-	8,404		$1,021,911	-		$-	3,157	$426,082	$15,459	$410,623	5,247		$1,118,372

Note 1 :												The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2 :												The disposal cost represents historical cost.

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidiary	-	USD	92,351	-	USD	187,209	-	$-	$-	$-	-	USD	245,179 (Note 2)

Note 1 :												The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.
Note 2 :

The ending balance includes share of loss of associates and joint ventures of USD (27,643) thousand, additional paid-in capital adjustment under equity method of USD 31 thousand and exchange differences on translation of foreign operations adjustment under equity method of USD (6,769) thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$51,968,012	52%	Net 60 days	N/A	N/A		$10,466,811	45%
UMC GROUP JAPAN	Subsidiary	Sales		3,074,098	3%	Net 60 days	N/A	N/A		618,273	3%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		1,543,370	2%	Month-end 45 days	N/A	N/A		57,736	0%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		178,422	0%	Net 30 days	N/A	N/A		168,266	1%
WAVETEK MICROELECTRONICS CORPORATION	Subsidiary	Sales		147,163	0%	Month-end 30 days	N/A	N/A		422	0%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,609,311	99%	Net 60 days	N/A	N/A	USD	334,296	100%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	9,693	1%	Net 60 days	N/A	N/A	USD	859	0%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	9,382,579	96%	Net 60 days	N/A	N/A	JPY	1,997,512	95%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	402,298	4%	Net 60 days	N/A	N/A	JPY	107,148	5%

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	USD	9,693	5%	Net 60 days	N/A	N/A	USD	859	2%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	USD	4,165	2%	Net 45 days	N/A	N/A	USD	112	0%
UMC GROUP JAPAN	Associate	Sales	USD	3,687	2%	Net 60 days	N/A	N/A	USD	1,060	3%

WAVETEK MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases		$142,654	22%	Net 30 days	N/A	N/A		$33	0%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	RMB	21,901	5%	Net 30 days	N/A	N/A	RMB	21,388	18%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-	$10,466,811	$11	$10,466,822	7.66	$-	-	$4,119,379	$8,272
UMC GROUP JAPAN	Subsidiary	-	618,273	181	618,454	2.81	84,725	Collection in subsequent period	-	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	-	168,266	356,214	524,480	2.83	307,982	Collection in subsequent period	145,757	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,704,251	$85,760	$85,760
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	138,742	1,942	1,942
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	4,164,574	(271,412)	(271,412)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	244,927	(10,616)	(10,616)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		6,000,000		6,000,000	526,600	100.00	7,897,839	313,166	313,166
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	1,899,111	(236,918)	(236,918)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	44,802	(1,350)	(1,350)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		5,000,053	374,800	100.00	5,286,082	191,061	181,976
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	160,448	(24,397)	(24,397)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	19,027	755	755
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	3,500	USD	3,000	3,500	100.00	435,388	15,059	15,059
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600		-	2,600	100.00	81,404	(87)	(87)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	266,862	USD	266,712	626,566	91.08	20,710,132	(205,707)	(187,380)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74	509,049	71,305	55,432
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	77,896	(10,644)	(2,184)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,729,984	(348,030)	(156,614)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,529,169		5,529,164	38,247	43.10	(14,152)	(964,265)	(415,584)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	547,330	19,570	8,220
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	147,908	36.49	3,150,208	401,034	146,329
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	31.94	2,334,601	350,661	112,017
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.94	1,688,003	(214,437)	(29,902)

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$755,241	$(96,470)	$(96,470)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		245,573		245,573	14,689	19.62	223,649	30,442	5,356
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		768,930		768,930	6,116	6.89	(2,263)	(964,265)	(66,460)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		5,454		5,454	735	0.45	4,712	71,305	323

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$21,321	$7,260	$7,260
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	9,868	(9)	(4)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		186,606		186,606	18,661	45.16	344,638	51,519	13,753
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	2,372	USD	3,872	-	31.40	62,119	(117,567)	(36,911)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	28.63	87,356	(49,342)	(14,127)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	4,033	4.54	(1,492)	(964,265)	(43,819)

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$559,700		$559,700	11,550	13.01	$(4,274)	$(964,265)	$(125,498)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		41,007		41,007	492	0.66	7,488	30,442	179
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		3,402		3,402	459	0.28	2,940	71,305	202

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	522	USD	6	USD	6
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	11,035	2,724	23.32	USD	4,664	USD	(1,106)	USD	(258)
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	2,860	USD	(509)	USD	(42)
ECP VITA PTE. LTD.	Singapore	Insurance		-	USD	9,000	-	-		-	USD	(1,451)	USD	(2,424)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$190,752	27,655	100.00		$236,862		$(618)		$(2,933)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		577,030		577,030	43,173	82.76		130,429		(55,035)		(45,547)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		155,152		(38,835)		(11,236)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		355,587		(372,606)		(93,672)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,092	1,092	100.00		$117,413		$9,281		$9,281
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		29,113		(6,114)		(3,057)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		58,409		(38,835)		(4,660)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	900	USD	600	900	100.00		$7,285		$(5,822)		$(5,822)

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment asof September 30, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,298		$83		$83

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$123,909		$(839)		$(839)
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		0		-		-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		$0		$-		$-

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	351,498	USD	(68,586)	USD	(68,586)

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	351,498	USD	(68,586)	USD	(68,586)

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$31,665	$(82)	$(82)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	31,555	178	178
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000		-	9,000	100.00	396,039	(47,166)	31,616
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000		-	4	100.00	10,812	0	0

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	50	USD	50	-	100.00	$1,021	$(47)	$(47)

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital	Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2016	Investment flows		Accumulated outflow of investment from Taiwan as of September 30, 2016		Percentage of ownership	Investment income (loss) recognized (Note 2)	Carrying value as of September 30, 2016	Accumulated inward remittance of earnings as of September 30, 2016

					Outflow	Inflow		Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	$25,048 (USD 800)	(ii)SOARING COPITAL CORP.	$25,048 (USD 800)	$-	$-	$25,048 (USD 800)	$7,439	100.00%	$7,439 2. (iii)	$20,859	$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	1,400,400 (RMB 300,000)	(i)	42,582 (USD 1,360)	-	-	42,582 (USD 1,360)	(33,268)	50.00%	(16,634) 2. (ii)	622,967	-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	1,307,040 (RMB 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	655,318 (USD 20,930)	-	-	655,318 (USD 20,930)	(33,985)	50.00%	(16,992) 2. (ii)	581,631	-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	97,061 (USD 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	97,061 (USD 3,100)	-	-	97,061 (USD 3,100)	9,318	100.00%	9,318 2. (iii)	110,525	123,267 (USD 3,937)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	2,630,040 (USD 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	634,028 (USD 20,250)	-	-	634,028 (USD 20,250)	(354,735) (RMB (75,993))	25.14%	(89,177) (RMB (19,104)) 2. (ii)	342,080 (RMB 73,282)	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	11,897,800 (USD 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	8,350,753 (USD 266,712)	4,696 (USD 150)	-	8,355,449 (USD 266,862)	(194,372) (USD (6,208))	91.08% (Note 4)	(177,058) (USD (5,655)) 2. (ii)	19,380,702 (USD 618,994)	-
UMC (BEIJING) LIMITED	Marketing support activities	15,655 (USD 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	15,655 (USD 500)	-	-	15,655 (USD 500)	45	100.00% (Note 5)	45 2. (iii)	15,246	-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	140,040 (USD 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	-	-	-	-	(3,986) (RMB (854))	91.08%	(3,632) (RMB (778)) 2. (iii)	121,536 (RMB 26,036)	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	29,207,135 (USD 6,256,884)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	-	-	-	- (Note 6)	(2,766,089) (RMB (592,564))	26.79%	(773,268) (RMB (165,653)) 2. (iii)	7,066,040 (RMB 1,513,719)	-

Accumulated investment in Mainland China as of September 30, 2016		Investment amounts authorized by Investment Commission, MOEA		Upper limit on investment

$9,825,141 (USD 313,802)		$34,801,660 (USD 1,111,519)		$130,434,404

Note 1 :	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods
Note 2 :	The investment income (loss) recognized in current period:
1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
2. The investment income (loss) were determined based on the following basis:
(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements certificated by the CPA of the parent company in Taiwan.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has approved to invest US$249,345 thousand in BEST ELITE's preferred stock, invest US$91,984 thousand in BEST ELITE's common stock. As of September 30, 2016, the amount of investment has been remitted.
Note 5 :	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of September 30, 2016, the amount of investment US$2,500 thousand has not yet been remitted.
Note 6 :	The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) have been made by the Investment Commission, MOEA which approved the total investment amount US$719,040 thousand.

As of September 30, 2016, the investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$269,040 thousand, and the rest investment amount US$450,000 thousand has not yet been remitted.